LEASE AGREEMENT

THIS LEASE AGREEMENT is made as of the 24th day of April, 2007, between **ARE-BC NO. 2 HOLDINGS, INC.**, a British Columbia corporation ("Landlord"), and **RESPONSE BIOMEDICAL CORPORATION**, a British Columbia corporation ("Tenant").

BASIC LEASE PROVISIONS

Address: 1781 W. 75th Avenue, Vancouver, British Columbia

Premises: The entirety of the Project.

Project: The real property and the approximately 46,032 square foot building together with all other improvements thereon (collectively, the "Improvements") and appurtenances thereto as described on Exhibit A.

Base Rent: Base Rent is comprised of "Shell Rent" determined in accordance with **Exhibit** C, subject to annual increase pursuant to Section 4 hereof, and "TI Rent" determined in accordance with Exhibit C.

Security Deposit: $870,610.37 Canadian, subject to the provisions of Section 6.

Commencement Date: The date Landlord Delivers the Premises to Tenant, as set forth in Section 2.

Rent Commencement Date: February 1, 2008.

Target Commencement Date: May 17, 2007.

Base Term: A term which commences on the Commencement Date, and terminates 180 months after the month in which the Rent Commencement Date occurs.

Permitted Use: Research and development laboratory, manufacturing of health care devices or products, related office and other related uses consistent with the character of the Project and otherwise in compliance with the provisions of Section 7 hereof.

Address for Rent Payment:
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
Attention: Accounts Receivable

Landlord's Notice Address:
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
Attention: Corporate Secretary

Tenant's Notice Address:
1781 W. 75th Avenue
Vancouver, British Columbia

The following Exhibits and Addenda are attached hereto and incorporated herein by this **reference**:

[ ] **EXHIBIT A** – DESCRIPTION
[ ] **EXHIBIT B** – TENANT'S PERSONAL PROPERTY
[ ] **EXHIBIT C** – WORK LETTER OF PROJECT
[ ] **EXHIBIT D** – COMMENCEMENT DATE

[ ] **EXHIBIT E** – RULES AND REGULATIONS

1. **Lease of Premises**. Upon and subject to all of the terms and conditions hereof, Landlord hereby leases the Premises to Tenant and Tenant hereby leases the Premises from Landlord.

2. **Delivery; Acceptance of Premises; Commencement Date**. Landlord shall use reasonable efforts to deliver the Premises to Tenant on or before the Target Commencement Date ("**Delivery**" or "**Deliver**"). If Landlord fails to timely Deliver the Premises, Landlord shall not be liable to Tenant for any loss or damage resulting therefrom, and this Lease shall not be void or voidable except as provided herein. If Landlord does not Deliver the Premises within 60 days after the Target Commencement Date for any reason other than Force Majeure Delays, this Lease may be terminated by Landlord, only if Landlord has not consummated its purchase of the Project, or Tenant by written notice to the other, and if so terminated by either: (a) the Security Deposit, or any balance thereof (i.e., after deducting therefrom all amounts to which Landlord is entitled under the provisions of this Lease), shall be returned to Tenant, and (b) neither Landlord nor Tenant shall have any further rights, duties or obligations under this Lease, except with respect to provisions which expressly survive termination of this Lease. If neither Landlord nor Tenant elects to void this Lease within 60 days after the Target Commencement Date, such right to void this Lease shall be waived and this Lease shall remain in full force and effect.

Upon request of Landlord, Tenant shall execute and deliver a written acknowledgment of the Commencement Date, the Rent Commencement Date, Base Rent (including Shell Rent and TI Rent) and the expiration date of the Term when such are established in the form of the "Acknowledgement of Commencement Date" attached to this Lease as Exhibit D; provided, however, Tenant's failure to execute and deliver such acknowledgment shall not affect Landlord's rights hereunder. The "Term" of this Lease shall be the Base Term, as defined above in the Basic Lease Provisions and the Extension Terms which Tenant may elect pursuant to Section 39 hereof.

Except as set forth in the Work Letter: (i) Tenant shall accept the Premises in their condition as of the Commencement Date, subject to all applicable Legal Requirements (as defined in Section 7 hereof); (ii) Landlord shall have no obligation for any defects in the Premises; and (iii) Tenant's taking possession of the Premises shall be conclusive evidence that Tenant accepts the Premises and that the Premises were in good condition at the time possession was taken. Any occupancy of the Premises by Tenant before the Commencement Date shall be subject to all of the terms and conditions of this Lease.

Tenant agrees and acknowledges that neither Landlord nor any agent of Landlord has made any representation or warranty with respect to the condition of all or any portion of the Premises or the Project, and/or the suitability of the Premises or the Project for the conduct of Tenant's business, and Tenant waives any implied warranty that the Premises or the Project are suitable for the Permitted Use. This Lease constitutes the complete agreement of Landlord and Tenant with respect to the subject matter hereof and supersedes any and all prior representations, inducements, promises, agreements, understandings and negotiations which are not contained herein. Landlord in executing this Lease does so in reliance upon Tenant's representations, warranties, acknowledgments and agreements contained herein.

3. **Rent.**

(a) **Base Rent**. The first month's Base Rent and the Security Deposit shall be due and payable on delivery of an executed copy of this Lease to Landlord. Tenant shall pay to Landlord in advance, without demand, abatement, deduction or set-off, monthly installments of Base Rent on or before the first day of each calendar month during the Term hereof after the Rent Commencement Date, in lawful money of Canada, at the office of Landlord for payment of Rent set forth above, or to such other person or at such other place as Landlord may from time to time designate in writing. Payments of Base Rent for any fractional calendar month shall be prorated. The obligation of Tenant to pay Base Rent and other sums to Landlord and the obligations of Landlord under this Lease are independent obligations. Tenant shall have no right at any time to abate, reduce, or set-off any Rent (as defined in Section 3(b)) due hereunder except for any abatement as may be expressly provided in this Lease. Tenant may prepay that portion of Base Rent comprised of the unamortized balance of TI Rent (as defined in Section 5(b)(ii) of the Work Letter) at any time after the fifth anniversary of the Rent Commencement Date, in no more than three (3) installment payments.

(b) **Additional Rent**. In addition to Base Rent, Tenant agrees to pay to Landlord as additional rent ("Additional Rent") any and all other amounts Tenant assumes or agrees to pay under the provisions of this Lease, including, without limitation, any and all reasonable sums that may become due by reason of any default of Tenant or failure to comply with the agreements, terms, covenants and conditions of this Lease to be performed by Tenant. Base Rent, Additional Rent and all other amounts payable by Tenant to Landlord hereunder are collectively referred to herein as "Rent."

(c) **Net Lease**. This Lease is an absolutely "net lease" and Tenant shall pay all Base Rent and Additional Rent without notice, demand, counterclaim, set-off, deduction, or defense, and without abatement, suspension, deferment, diminution or reduction, free from any charges, assessments, impositions, expenses or deductions of any and every kind or nature whatsoever. All costs, expenses and obligations of every kind and nature whatsoever relating to the Premises and the appurtenances thereto and the use and occupancy thereof by Tenant or anyone claiming by, through or under Tenant as lessee hereunder which may arise or become due during or with respect to the Term shall be paid by Tenant. Tenant assumes the sole responsibility for the condition, use, operation, maintenance and management of the Premises and Landlord shall have no responsibility in respect thereof and shall have no liability for damage to the property of Tenant or any sublessee of Tenant or anyone claiming by, through or under Tenant for any reason whatsoever, unless such damage is caused by the gross negligence or willful misconduct of Landlord or Landlord's agents, contractors, invitees or employees, provided, that such gross negligence or willful misconduct shall not entitle Tenant to abate, suspend, defer, diminish or reduce the payment of Base Rent and Additional Rent. Notwithstanding any other provision contained in this Lease, in no event shall the Tenant be responsible for payment of any taxes on the income or profits of the Landlord, other than tax on Rent as set out in Section 3(d), taxes on income or profits of the Landlord which form part of or are imposed in lieu of Taxes under Section 9(a), and Capital Tax as set out in Section 9(b).

(d) **Tax Upon Rent**. Tenant will pay all goods and services taxes, sales taxes, value added taxes and any other existing or future tax of a similar nature whether or not now within the contemplation of the parties, which may be imposed by any governmental authority (including without limitation the taxes commonly known as the goods and services tax [GST]), with respect to any Rent or other amounts payable by Tenant pursuant to this Lease, or in respect of goods and services furnished or provided by Landlord to Tenant, or in respect of the

rental of space under this Lease, however such taxes are characterized. The amount of such taxes shall be calculated in accordance with the applicable legislation and shall be paid to Landlord contemporaneously with the payment of the amounts in respect of which such taxes are payable, or if imposed in respect of items other than amounts payable hereunder in accordance with the applicable legislation and in any event at least 10 days prior to the date upon which Landlord is required to remit such taxes to the taxing authority. Taxes payable by Tenant pursuant to this paragraph shall be deemed not to constitute Rent for purposes of calculation of the taxes herein contemplated.

4. **Base Rent Adjustments**. That portion of Base Rent constituting Shell Rent shall be increased on each annual anniversary of the first day of the first full month during the Term of this Lease, including any Extension Term (each an "**Adjustment Date**") by multiplying the Shell Rent payable immediately before such Adjustment Date by three percent (3%) and adding the resulting amount to the Shell Rent payable immediately before such Adjustment Date. Base Rent, as so adjusted, shall thereafter be due as provided herein. Base Rent adjustments for any fractional calendar month shall be prorated.

5. **Additional Rent Payments**. Tenant shall pay as additional rent ("Additional Rent") hereunder all costs and expenses of any kind or description whatsoever incurred or accrued each calendar year by Landlord with respect to the Project, including administrative rent for Landlord's asset management of the leasehold estate in the amount of three percent (3%) of Base Rent per annum. All such Additional Rent shall be paid within thirty (30) days of invoice therefor from Landlord.

6. **Security Deposit**. In order to secure the due performance by Tenant of each and every one of its covenants under this Lease (the "Leasing Obligations") and Tenant's obligation to make good the losses suffered by Landlord by reason of Tenant's bankruptcy or a disclaimer of this Lease, including, without limitation, the costs of re-leasing the Premises and the loss of Base Rent and Additional Rent over the duration of the tenancy (the "Independent Obligation", which Tenant acknowledges is an obligation separate from the Leasing Obligations and is intended to survive the bankruptcy of Tenant), Tenant shall deposit with Landlord, within five (5) business days after delivery of an executed copy of this Lease to Landlord, a security deposit (the "**Security Deposit**") in the amount set forth in the Basic Lease Provisions, which Security Deposit shall be in the form of an unconditional and irrevocable letter of credit (the "**Letter of Credit**"): (i) in form and substance satisfactory to Landlord, acting reasonably, (ii) naming Landlord as beneficiary, (iii) expressly allowing Landlord to draw upon it at any time from time to time by delivering to the issuer notice that Landlord is entitled to draw thereunder, (iv) issued by an FDIC-insured United States financial institution or CDIC-insured Canadian financial institution satisfactory to Landlord, acting reasonably, and (v) redeemable by presentation (either in person or by overnight courier service) of a sight draft in a location in the United States of Landlord's choice. If Tenant does not provide Landlord with a substitute Letter of Credit complying with all of the requirements hereof at least 30 days before the stated expiration date of any then current Letter of Credit, Landlord shall have the right to draw the full amount of the current Letter of Credit and hold the funds drawn in cash without obligation for interest thereon as the Security Deposit. The Security Deposit shall be held by Landlord as security for the performance of Tenant's obligations under this Lease. The Security Deposit is not an advance rental deposit or a measure of Landlord's damages in case of Tenant's default. Upon each occurrence of a Default (as defined in Section 20), Landlord may use all or any part of the Security Deposit to pay delinquent payments due under this Lease, and the cost of any damage, injury, expense or liability caused by such Default, without prejudice to any other remedy provided herein or provided by law. Upon any such use of all or any portion of the

Security Deposit, Tenant shall pay Landlord on demand the amount that will restore the Security Deposit to the amount set forth in the Basic Lease Provisions. Tenant hereby waives the provisions of any law, now or hereafter in force, which provide that Landlord may claim from a security deposit only those sums reasonably necessary to remedy defaults in the payment of Rent, to repair damage caused by Tenant or to clean the Premises, it being agreed that Landlord may, in addition, claim those sums reasonably necessary to compensate Landlord for any other loss or damage, foreseeable or unforeseeable, caused by the act or omission of Tenant or any officer, employee, agent or invitee of Tenant. Upon bankruptcy or other debtor-creditor proceedings against Tenant, the Security Deposit shall be deemed to be applied first to the payment of Rent and other charges due Landlord for periods prior to the filing of such proceedings. Upon any such use of all or any portion of the Security Deposit, Tenant shall, within 5 days after demand from Landlord, restore the Security Deposit to its original amount. If Tenant shall fully perform every provision of this Lease to be performed by Tenant, the Security Deposit, or any balance thereof (i.e., after deducting therefrom all amounts to which Landlord is entitled under the provisions of this Lease), shall be returned to Tenant (or, at Landlord's option, to the last assignee of Tenant's interest hereunder) within 30 days after the expiration or earlier termination of this Lease.

If Tenant achieves an operating profit for a full calendar year during the first 5 years of the Term, provided that (x) there exists no Default on the part of Tenant under the terms of this Lease, nor any event or circumstance which, with the passage of time or the giving of notice, or both, would constitute a Default; and (y) this Lease is in full force and effect; then Tenant shall be entitled to reduce the face amount of the letter of credit to 67% of the original amount of the Security Deposit, and Landlord shall accept a substitute Letter of Credit in conformance with the requirements of this Section 6 for the reduced amount. At any time after the first 5 years of the Term, upon Tenant achieving an operating profit for a full calendar year, and provided that (x) there exists no Default on the part of Tenant under the terms of this Lease, nor any event or circumstance which, with the passage of time or the giving of notice, or both, would constitute a Default; and (y) this Lease is in full force and effect; then Tenant shall be entitled to reduce the face amount of the letter of credit to 33% of the original amount of the Security Deposit, and Landlord shall accept a substitute Letter of Credit in conformance with the requirements of this Section 6 for the reduced amount.

If Landlord transfers its interest in the Project or this Lease, Landlord shall either (a) transfer any Security Deposit then held by Landlord to a person or entity assuming Landlord's obligations under this Section 6 or (b) return to Tenant any Security Deposit then held by Landlord and remaining after the deductions permitted herein. Upon such transfer to such transferee or the return of the Security Deposit to Tenant (and only upon such transfer or return of the Security Deposit), Landlord shall have no further obligation with respect to the Security Deposit, and Tenant's right to the return of the Security Deposit shall apply solely against Landlord's transferee. The Security Deposit is not an advance rental deposit or a measure of Landlord's damages in case of Tenant's default. Landlord's obligation respecting the Security Deposit is that of a debtor, not a trustee, and no interest shall accrue thereon.
The Letter of Credit may only be drawn upon the occurrence of a Default under this Lease.**

7. **Use**. The Premises shall be used solely for the Permitted Use set forth in the Basic Lease Provisions, and in compliance with all laws, orders, judgments, ordinances, regulations, codes, directives, permits, licenses, covenants and restrictions now or hereafter applicable to the Premises, and to the use and occupancy thereof (collectively, "**Legal Requirements**" and each, a "**Legal Requirement**"). Tenant shall, upon 5 days' written notice from Landlord, discontinue any use of the Premises which is declared by any federal, provincial, regional, municipal, local or other governmental authority or agency, including, without limitation,

**or in the event of non-renewal as set forth in Section 6 above.

quasi-public agencies (collectively, "**Governmental Authority**") having jurisdiction to be a violation of a Legal Requirement. Tenant will not use or permit the Premises to be used for any purpose or in any manner that would void Tenant's or Landlord's insurance. Tenant shall reimburse Landlord promptly upon demand for any additional premium charged for any such insurance policy by reason of Tenant's failure to comply with the provisions of this Section or otherwise caused by Tenant's use and/or occupancy of the Premises. Tenant will use the Premises in a careful, safe and proper manner and will not commit or permit waste, overload the floor or structure of the Premises, subject the Premises to use that would damage the Premises or obstruct or use or allow the Premises to be used for any unlawful purpose. Tenant shall not place any machinery or equipment weighing 500 pounds or more in or upon the Premises or transport or move such items through the common areas of the Project or in the Project elevators without the prior written consent of Landlord. Tenant shall undertake no excavation, soil removal or other similar activities at or below the grade of the Project, whether on the exterior of the Improvements or under the foundation thereof, without the prior written consent of Landlord, which consent may be withheld in Landlord's sole discretion, provided that Landlord shall not unreasonably withhold its consent to such activities in connection with the Tenant Work described in **Exhibit C**, so long as the same has been approved under the Heritage Conservation Act.

Tenant, at its sole expense, shall make any alterations or modifications to the Premises that are required by Legal Requirements. Notwithstanding any other provision herein to the contrary, Tenant shall be responsible for any and all demands, claims, liabilities, losses, costs, expenses, actions, causes of action, damages or judgments, and all reasonable expenses incurred in investigating or resisting the same (including, without limitation, reasonable attorneys' fees, charges and disbursements and costs of suit) (collectively, "**Claims**") arising out of or in connection with Legal Requirements, and Tenant shall indemnify, defend, hold and save Landlord harmless from and against any and all Claims arising out of or in connection with any failure of the Premises to comply with any Legal Requirement.

8. **Holding Over**. If, with Landlord's express written consent, Tenant retains possession of the Premises after the termination of the Term, (i) unless otherwise agreed in such written consent, such possession shall be subject to immediate termination by Landlord at any time, (ii) all of the other terms and provisions of this Lease (including, without limitation, the adjustment of Base Rent pursuant to <u>Section 3</u> hereof) shall remain in full force and effect (excluding any expansion or renewal option, or other similar right or option) during such holdover period, (iii) Tenant shall continue to pay Base Rent in the amount payable upon the date of the expiration or earlier termination of this Lease or such other amount as Landlord may indicate, in Landlord's sole and absolute discretion, in such written consent, and (iv) all other payments shall continue under the terms of this Lease. If Tenant remains in possession of the Premises after the expiration or earlier termination of the Term without the express written consent of Landlord, (A) Tenant shall become a tenant at sufferance upon the terms of this Lease except that the monthly rental shall be equal to [redacted] of Rent in effect during the last 30 days of the Term, and (B) Tenant shall be responsible for all damages suffered by Landlord resulting from or occasioned by Tenant's holding over, including consequential damages. No holding over by Tenant, whether with or without consent of Landlord, shall operate to extend this Lease except as otherwise expressly provided, and this <u>Section 8</u> shall not be construed as consent for Tenant to retain possession of the Premises. Acceptance by Landlord of Rent after the expiration of the Term or earlier termination of this Lease shall not result in a renewal or reinstatement of this Lease, and there shall not in any event be any tacit renewal of this Lease. [% Redacted]

9. **Taxes.** (a) Tenant shall pay and discharge, on or before the last day upon which the same may be paid without interest or penalty, all taxes imposed by any federal, provincial, regional, municipal, local or other governmental authority or agency, including, without limitation, quasi-public agencies (collectively, "**Governmental Authority**"), including any tax based upon or measured by gross rentals or receipts from the Premises, assessments, special assessments, levies, fees, water and sewer rents, utility charges and other governmental and similar charges, including, without limitation, any payment in lieu of taxes, maintenance charges, vault charges, and license fees for the use of the vaults, chutes and similar areas adjoining the Land, and other governmental impositions and charges, whether general or special, ordinary or extraordinary, foreseen or unforeseen, of any kind or nature whatsoever, and whether or not the same shall have been within the express contemplation of the parties hereto, and any interest and penalties thereon, which are levied or assessed or are otherwise due during the Term (collectively, "**Taxes**") against (i) Landlord and which relate to Landlord's ownership of the Premises, the use, occupancy, operation or possession of the Premises or any part thereof or the transactions contemplated by this Lease, including, if applicable, (A) provincial franchise or doing business taxes or the like but only those relating to or resulting solely from Landlord's ownership of the Premises and not any other property or any other activity of Landlord, and only to the extent described in the second succeeding sentence, (B) transfer taxes relating solely to the conveyance of the Premises to or from Tenant or its affiliates or in connection with the exercise of Landlord's remedies after a Default hereunder, (ii) the Premises or this Lease or the interest of Tenant or Landlord therein or herein, (iii) Base Rent or Additional Rent or other sums payable by Tenant hereunder, (iv) the use, occupancy, construction, repair or rebuilding of the Premises or any portion thereof, or (v) gross receipts from the Premises. If any Taxes levied or assessed against the Premises may legally be paid in installments, Tenant shall have the option to pay such Taxes in installments; provided, however, that upon the termination of the Term Tenant shall pay any such Taxes which it has been paying in installments in full, on or prior to such termination date. Tenant shall furnish Landlord with receipts (or if receipts are not available, with copies of cancelled checks evidencing payment with receipts to follow promptly after they become available) showing payment of Taxes prior to the applicable delinquency date therefor. Except for Taxes paid by Tenant in installments as set forth above, Taxes which are payable by Tenant shall be apportioned between Landlord and Tenant as of the date on which this Lease terminates.

(b) Without limiting the generality of the preceding Section 9(a), Tenant shall pay its proportionate share of Capital Tax for each year. For purposes hereof, the expression "Capital Tax" means any taxes payable by the owner from time to time of the Property, or if the owner of the Property at any time is a partnership, the partners of such partnership, or if there is more than one owner, by each of them (such persons referred to in this paragraph as the "taxpayer", under any legislation of any authority having jurisdiction now or hereafter in effect imposing taxes on account of capital, taxable capital, or paid-up capital of the taxpayer, such as, without limitation, the tax commonly known as tax on large corporations payable under Part 1.3 of the *Income Tax Act (Canada)* and any similar tax on capital payable under the laws of the Province of British Columbia, as amended or replaced from time to time, and any tax to the same or substantially the same effect. Tenant's proportionate share of Capital Tax for any year shall be the amount determined by multiplying the total amount of the Capital Tax payable in respect of such year by a fraction, the numerator of which is the assessed value of the premises for real estate tax for municipal real estate tax purposes for such year and the denominator of which is the aggregate assessed value for such purposes of (i) if the tax in question is a provincial tax, all real estate owned by the taxpayer in the Province of British Columbia as at the end of the taxpayer's fiscal year which ends during such year, and (ii) if the tax in question is a federal tax, all real estate owned by the taxpayer in Canada as at the end of such fiscal year.

10. **Parking and Loading**. Tenant shall have the use of all parking and loading areas of the Project, and any remaining land at the Project, during the Term (including any extensions thereof) without additional cost to Tenant. Parking areas shall be used solely for the parking of vehicles and for no other use without Landlord's consent, which consent shall not be unreasonably withheld, delayed or conditioned.

11. **Utilities, Services**. Tenant shall provide and pay for all charges for, water, electricity, heat, light, power, telephone, sewer, and other utilities (including gas and fire sprinklers to the extent the Project is plumbed for such services), refuse and trash collection and janitorial services (collectively, "**Utilities**") as needed for Tenant's operation of the Premises. Landlord shall have no obligation to provide any Utilities to the Premises.

12. **Alterations and Tenant's Property**. Any alterations, additions, or improvements made to the Premises by or on behalf of Tenant, including additional locks or bolts of any kind or nature upon any doors or windows in the Premises, but excluding installation, removal or realignment of furniture systems (other than removal of furniture systems owned or paid for by Landlord) not involving any modifications to the structure or connections (other then by ordinary plugs or jacks) to Building Systems (as defined in Section 14) ("**Alterations**") shall be subject to Landlord's prior written consent, which may be given or withheld in Landlord's sole discretion if any such Alteration affects the structure of the Building, but which consent shall otherwise not be unreasonably withheld, delayed, or conditioned. Tenant may construct nonstructural Alterations in the Premises without Landlord's prior approval if the cost of any single Alteration does not exceed $25,000.00 and the aggregate cost of all such work in any 12 month period does not exceed $100,000.00 (a "**Notice-Only Alteration**"), provided Tenant notifies Landlord in writing of such intended Notice-Only Alteration, and such notice shall be accompanied by plans, specifications, work contracts and such other information concerning the nature and cost of the Notice-Only Alteration as may be reasonably requested by Landlord, which notice and accompanying materials shall be delivered to Landlord not less than 15 business days in advance of any proposed construction. If Landlord approves any Alterations, Landlord may impose such conditions on Tenant in connection with the commencement, performance and completion of such Alterations as Landlord may deem appropriate in Landlord's reasonable discretion. Any request for approval shall be in writing, delivered not less than 15 business days in advance of any proposed construction, and accompanied by plans, specifications, bid proposals, work contracts and such other information concerning the nature and cost of the alterations as may be reasonably requested by Landlord, including the identities and mailing addresses of all persons performing work or supplying materials. Landlord's right to review plans and specifications and to monitor construction shall be solely for its own benefit, and Landlord shall have no duty to ensure that such plans and specifications or construction comply with applicable Legal Requirements. Tenant shall cause, at its sole cost and expense, all Alterations to comply with insurance requirements and with Legal Requirements and shall implement at its sole cost and expense any alteration or modification required by Legal Requirements as a result of any Alterations. Tenant shall pay to Landlord, as Additional Rent, on demand an amount equal to [% Redacted] charges incurred by Tenant or its contractors or agents in connection with any Alteration to cover Landlord's overhead and expenses for plan review, coordination, scheduling and supervision. Before Tenant begins any Alteration, Landlord may post on and about the Premises notices of non-responsibility pursuant to applicable law. Tenant shall reimburse Landlord for, and indemnify and hold Landlord harmless from, any expense incurred by Landlord by reason of faulty work done by Tenant or its contractors, delays caused by such work, or inadequate cleanup.

Tenant shall furnish security or make other arrangements satisfactory to Landlord, acting reasonably, to assure payment for the completion of all Alterations work free and clear of liens, and shall provide (and cause each contractor or subcontractor to provide) certificates of insurance for workers' compensation and other coverage in amounts and from an insurance company satisfactory to Landlord protecting Landlord against liability for personal injury or property damage during construction. Upon completion of any Alterations, Tenant shall deliver to Landlord: (i) sworn statements setting forth the names of all contractors and subcontractors who did the work and final lien waivers from all such contractors and subcontractors; and (ii) "as built" plans for any such Alteration.

Other than (i) the items, if any, listed on **Exhibit B** attached hereto, and (ii) any items agreed by Landlord in writing to be included on **Exhibit B** in the future (together, (i) and (ii) constitute "**Tenant's Personal Property**"), all real property fixtures, built-in machinery and equipment, built-in casework and cabinets and other similar additions and improvements now or hereafter built into the Premises so as to become an integral part of the Premises such as fume hoods, built-in cold rooms, built-in warm rooms, walk-in cold rooms, walk-in warm rooms, deionized water systems, glass washing equipment, cage washers; autoclaves, chillers, built-in plumbing, electrical and mechanical equipment and systems, and any transfer switch and any similar fixtures, machinery, and equipment attached to or used in connection with the use, operation, maintenance or repair thereof (collectively, "**Installations**"), shall be and shall remain the property of Landlord during the Term and following the expiration or earlier termination of the Term, shall not be removed by Tenant at any time during the Term and shall remain upon and be surrendered with the Premises as a part thereof in accordance with Section 28 following the expiration or earlier termination of this Lease; provided, however, that Landlord shall, at the time its approval of such Installation is requested, notify Tenant if it has elected to cause Tenant to remove such Installations (exclusive of standard Installations such as fixed partitions, sinks, warm or cold rooms, which shall not be required to be removed) upon the expiration or earlier termination of this Lease. If Landlord so elects, Tenant shall remove such Installation upon the expiration or earlier termination of this Lease and restore any damage caused by or occasioned as a result of such removal, including, when removing any of Tenant's Personal Property which was plumbed, wired or otherwise connected to any of the Building Systems, capping off all such connections behind the walls of the Premises and repairing any holes. During any such restoration period, Tenant shall pay Rent to Landlord as provided herein as if said space were otherwise occupied by Tenant.

13. **Landlord's Repairs**. Landlord shall not under any circumstances be required to build any improvements on the Premises, or to make any repairs, replacements, alterations or renewals of any nature or description to the Premises, whether ordinary or extraordinary, structural or non-structural, foreseen or unforeseen, or to make any expenditure whatsoever in connection with this Lease, or to maintain the Premises in any way, except that any repair or replacement of the load-bearing walls or foundations required to maintain the same in their condition as of the date of this Lease shall be performed by Landlord at Landlord's expense. Tenant hereby waives the right to make repairs at the expense of Landlord pursuant to any law in effect at the time of the execution this Lease or hereafter enacted.

14. **Tenant's Repairs**. Tenant, at its expense, shall repair, replace and maintain in good condition all portions of the Premises, including, without limitation, all outside and parking areas, walls, foundations (except to the extent that the repair and replacement of load-bearing walls and foundations is the responsibility of Landlord under the provisions of Section 13 above), roof, and HVAC, plumbing, electrical, fire sprinklers, elevators and all other building systems serving the Premises ("**Building Systems**"). Such repair and replacement may

include capital expenditures and repairs whose benefit may extend beyond the Term, provided that any such capital expenditure made within the last 3 years of the Term shall be amortized on a straight-line basis in accordance with GAAP (as defined in Section 22(b) below) or 7 years, whichever is less, and upon termination of the Lease and Tenant vacating the Premises as required hereunder, Landlord shall reimburse Tenant for any remaining unamortized portion of the expense attributable to the period following the Term, less any amounts necessary to cure any default of Tenant hereunder. Landlord's prior written consent shall be required for any such capital expenditure by Tenant in the last 3 years of the Term. Should Tenant fail to make any such repair or replacement or fail to maintain the Premises, Landlord shall give Tenant notice of such failure. If Tenant fails to commence cure of such failure within 10 days of Landlord's notice, and thereafter diligently prosecute such cure to completion, Landlord may perform such work and shall be reimbursed by Tenant within 10 days after demand therefor; provided, however, that if such failure by Tenant creates or could create an emergency, Landlord may immediately commence cure of such failure and shall thereafter be entitled to recover the costs of such cure from Tenant. Tenant shall bear the full uninsured cost of any repair or replacement to any part of the Project that results from damage caused by Tenant or any Tenant Party.

At Tenant's sole cost and expense, Tenant shall perform and comply with all Legal Requirements, whether or not the same shall now exist or shall hereafter be enacted or promulgated, and whether or not the same are within the present contemplation of Landlord or Tenant, whether or not such Legal Requirements shall necessitate structural changes, improvements, interference with use and enjoyment of the Premises, replacements or repairs, extraordinary as well as ordinary. At Tenant's sole cost and expense, Tenant shall comply with all provisions of all contracts, agreements, instruments and restrictions affecting the Premises or any part thereof or its ownership, occupancy, use, operation or possession.

15. **Mechanic's Liens.** Tenant shall discharge, by bond or otherwise, any mechanic's lien filed against the Premises or against the Project for work claimed to have been done for, or materials claimed to have been furnished to, Tenant within 10 days after the filing thereof, at Tenant's sole cost and shall otherwise keep the Premises and the Project free from any liens arising out of work performed, materials furnished or obligations incurred by Tenant. Should Tenant fail to discharge any lien described herein, Landlord shall have the right, but not the obligation, to pay such claim or post a bond or otherwise provide security to eliminate the lien as a claim against title to the Project and the cost thereof shall be immediately due from Tenant as Additional Rent. If Tenant shall lease or finance the acquisition of any of Tenant's Personal Property of a removable nature utilized by Tenant in the operation of Tenant's business, Tenant warrants that any registrations filed as a matter of public record by any lessor or creditor of Tenant will upon its face or by exhibit thereto indicate that such registration is applicable only to removable personal property of Tenant located within the Premises. In no event shall the address of the Project be furnished on the registration without qualifying language as to applicability of the lien only to removable personal property, located in an identified suite held by Tenant.

16. **Indemnification.** Tenant hereby indemnifies and agrees to defend, save and hold Landlord harmless from and against any and all Claims for injury or death to persons or damage to property occurring within or about the Premises, unless caused solely by the willful misconduct or gross negligence of Landlord or Landlord Parties (as defined in Section 17(a) below. Landlord shall not be liable to Tenant for, and Tenant assumes all risk of damage to, personal property (including, without limitation, loss of records kept within the Premises). Tenant further waives any and all Claims for injury to Tenant's business or loss of income relating to any such damage or destruction of personal property (including, without limitation,

any loss of records). Landlord shall not be liable for any damages arising from any act, omission or neglect of any other third party.

17. **Insurance.** (a) Tenant shall, at Tenant's sole cost and expense, maintain valid and enforceable all risk property and, if applicable, sprinkler damage insurance, covering the full replacement cost of the Project. Tenant, at Tenant's sole cost and expense, shall maintain such other insurance and additional coverages as Landlord may reasonably deem necessary, including, but not limited to, flood and earthquake, loss or failure of building equipment, errors and omissions, rental loss during the period of repair or rebuilding, workers' compensation insurance and fidelity bonds for employees employed to perform services and insurance for any improvements installed by Tenant or which are in addition to the standard improvements customarily furnished by Landlord without regard to whether or not such are made a part of the Project. Any insurance policies required by this Section 17(a) shall name the Landlord Parties (as defined below) as insureds and loss payee.

(b) Tenant, at its sole cost and expense, shall also maintain during the Term: all risk property insurance with business interruption and extra expense coverage, covering the full replacement cost of all property and improvements installed or placed in the Premises by Tenant at Tenant's expense; workers' compensation insurance with no less than the minimum limits required by law; employer's liability insurance with such limits as required by law; commercial general liability insurance, with a minimum limit of not less than $2,000,000 per occurrence for bodily injury and property damage with respect to the Premises. The commercial general liability insurance policy shall name Landlord, its officers, directors, employees, managers, agents, invitees and contractors (collectively, "**Landlord Parties**"), as additional insureds. The commercial general liability insurance policy shall insure on an occurrence and not a claims-made basis.

(c) Any insurance policies required by Sections 17(a) and 17(b) shall be issued by insurance companies which have a rating of not less than policyholder rating of A and financial category rating of at least Class X in "Best's Insurance Guide"; shall not be cancelable for nonpayment of premium unless 30 days prior written notice shall have been given to Landlord from the insurer; contain a hostile fire endorsement and a contractual liability endorsement; and provide primary coverage to Landlord (any policy issued to Landlord providing duplicate or similar coverage shall be deemed excess over Tenant's policies). Copies of such policies (if requested by Landlord), or certificates of insurance showing the limits of coverage required hereunder and showing Landlord as an additional insured, along with reasonable evidence of the payment of premiums for the applicable period, shall be delivered to Landlord by Tenant upon commencement of the Term and upon each renewal of said insurance. Tenant's policy may be a "blanket policy" with an aggregate per location endorsement which specifically provides that the amount of insurance shall not be prejudiced by other losses covered by the policy. Tenant shall, at least 5 days prior to the expiration of such policies, furnish Landlord with renewal certificates.

In each instance where insurance is to name Landlord as an additional insured, Tenant shall upon written request of Landlord also designate and furnish certificates so evidencing Landlord as additional insured to: (i) any lender of Landlord holding a security interest in the Project or any portion thereof, and (ii) any management company retained by Landlord to manage the Project.

The property insurance obtained by Tenant shall include a waiver by the insurer of subrogation of all rights based upon an assignment from its insured, against Landlord, and its

officers, directors, employees, managers, agents, invitees and contractors ("**Related Parties**"), in connection with any loss or damage thereby insured against. Neither party nor its respective Related Parties shall be liable to the other for loss or damage caused by any risk insured against under property insurance required to be maintained hereunder or otherwise maintained by either party and covering the Improvements, and each party waives any claims against the other party, and its respective Related Parties, for such loss or damage. The failure of a party to insure its property shall not void this waiver. Landlord and its respective Related Parties shall not be liable for, and Tenant hereby waives all claims against such parties for, business interruption and losses occasioned thereby sustained by Tenant or any person claiming through Tenant resulting from any accident or occurrence in or upon the Premises or the Project from any cause whatsoever. If the foregoing waivers shall contravene any law with respect to exculpatory agreements, the liability of Landlord or Tenant shall be deemed not released but shall be secondary to the other's insurer.

Landlord may require insurance policy limits to be raised to conform with commercially reasonable requirements of Landlord's lender and/or to bring coverage limits to commercially prevailing amounts that may from time to time be applicable to property similar to the Project located in the vicinity.

18. **Casualty and Condemnation**.

(a) Tenant hereby assumes all risk of loss, damage or destruction, whether (i) by fire or hazard or other casualty, or the theft of all or any portion of the Premises (a "Casualty") or (ii) by taking, condemnation, seizure, confiscation, requisition or other taking or sale of the use, access, occupancy, easement, rights to or title of all or any portion of the Premises, whether permanent or temporary, by or on account of any actual or threatened eminent domain proceedings or other action by any Governmental Authority or any transfer in lieu or in anticipation thereof (a "Taking"; a Taking and a Casualty are each sometimes referred to as a "Destruction"). Tenant hereby assigns to Landlord any award or insurance or other payment to which Tenant may become entitled by reason of its interest in the Premises (other than any award or insurance or other payment made to Tenant for interruption of business, moving expenses or Tenant's Personal Property, and moveable furnishings and equipment, hereinafter referred to as "Tenant's Loss"), if the Premises, or any portion thereof, is damaged, destroyed, lost or taken in a Taking or a Casualty. If a Destruction with respect to the Premises occurs, Tenant shall give Landlord prompt written notice thereof, and describe in reasonable detail in each case the circumstances of the Taking or Casualty and the damage to or loss of the Premises. So long as no Default has occurred and is continuing, Tenant shall, at its sole cost and expense, in the name and on behalf of the Landlord, Tenant or otherwise, appear in any such proceeding or other action, negotiate, accept and prosecute any claim for any award, compensation, insurance proceeds or other payment on account of any such Casualty or Taking and, except with respect to Tenant's Loss and subject to Section 18 (b) below, cause each such award, compensation, insurance proceeds or other payment to be paid to Landlord. Tenant shall use commercially reasonable efforts to achieve the maximum award or other recoveries obtainable under the circumstances. Any negotiated awards, settlement or recoveries shall be subject to Landlord's prior written approval. Landlord may appear in any such proceeding or other action in a manner consistent with the foregoing and the costs and expenses of any such appearance shall be borne by Landlord. Tenant shall promptly inform Landlord of all settlement offers. If a Default has occurred and is continuing at the time of any Destruction or at the time of settlement, Landlord shall have the exclusive right at Tenant's cost to negotiate, adjust and settle awards, settlements and recoveries without Tenant's approval.

(b) After giving notice of a Destruction under the provisions of Section 18 (a) above, Tenant shall, at Tenant's own cost and expense, proceed with diligence and promptness (i) to carry out any work necessary to make the Premises safe and secure, and (ii) restore, repair, replace, rebuild and improve of the Premises, as nearly as practicable and to the extent permitted by Legal Requirements, to a condition not less than the condition required to be maintained under this Lease. All construction work shall be subject to the reasonable requirements of Landlord as provided for herein. Promptly upon completion of any such restoration, Tenant shall inform, in writing, Landlord of the same.

Base Rent and Additional Rent shall not abate hereunder by reason of any Destruction affecting the Premises, and this Lease shall continue in full force and effect and Tenant shall continue to perform and fulfill all of Tenant's obligations, covenants and agreements hereunder notwithstanding such Destruction.

The entire award, compensation, insurance proceeds or other payment, if any, on account of any Destruction, less any expenses reasonably incurred by Landlord in obtaining such award, compensation, insurance proceeds or other payment and any cost and expense in connection with the administration of the distribution of the same incurred by Landlord and not already paid (or reimbursed) to Landlord, plus any investment income earned with respect to the foregoing amounts (the "**Net Award**") shall be applied as described in this Section 18(b). Before commencement of any restoration and at all times during such restoration, if the undisbursed portion of the Net Award is less than the estimated hard and soft costs to restore the Premises to the condition required in this clause (b), as reasonably determined by Landlord, at Tenant's expense, then, unless such estimated cost is less than the Restoration Threshold Amount (as defined below), Tenant shall deposit the amount by which such estimated cost to Restore exceeds the Net Award with the Depositary (as defined below) or shall post an equivalent bond or other security satisfactory in form and substance to Landlord issued by a surety, bank or other Person satisfactory to Landlord, whereupon such deposit or bonded amount shall be part of the Net Award for purposes of Section 18 (c) below. If the Net Award does not exceed $100,000 (the "**Restoration Threshold Amount**"), then the Net Award shall be promptly paid to Tenant to be applied to the repair and rebuilding required by this paragraph (b). If the Net Award exceeds the Restoration Threshold Amount then:

(i) the full amount thereof shall be paid to a depositary (the "**Depositary**"). The Depositary shall be a bank or trust company selected by Landlord, and which has a credit rating from S&P or Moody's (or any successor to either entity) of "A" or "A2", respectively, or better. The Depositary shall have no affirmative obligation to prosecute a determination of the amount of, or to effect the collection of, any insurance proceeds or condemnation award or awards. Moneys so received by the Depositary shall be held by the Depositary in trust separately for the uses and purposes provided in this Lease. To the extent not available to be paid from the Net Award, fees and expenses payable to the Depositary shall be paid by Tenant as Additional Rent.

(ii) Payments of the Net Award for the actual costs and expenses incurred by Tenant in connection with such restoration shall be made to Tenant by the Depositary after written notice to the Depositary, with a copy to Landlord, setting forth in reasonable detail and with reasonable supporting material all of such costs and expenses actually incurred by Tenant. Tenant shall comply with the reasonable requirements of Landlord with respect to the distribution of any Net Award by the Depositary, including without limitation that no Default shall have occurred and be continuing hereunder, that Tenant proceeds promptly after the Net Award's delivery to the Depositary to Restore the

Premises in accordance with the requirements of this Section 18 and Section 12 hereof, that disbursements by the Depositary shall not be more frequent than monthly in an amount not exceeding the hard and soft costs of Restoration incurred since the previous disbursement (less retainage of ten (10%) percent until completion of Restoration), and that disbursements shall be conditioned upon, inter alia, the delivery of lien waivers, architect's certificates and title insurance endorsements.

(c) Notwithstanding any other provision to the contrary contained in this Article 18, in the event of a temporary Taking, this Lease shall remain in full force and effect (including without limitation the obligation of Tenant to continue to pay Base Rent and Additional Rent), Tenant shall be obligated to continue to pay Base Rent and Additional Rent, and Tenant shall be entitled to the Net Award paid for such temporary condemnation; except that any portion of the Net Award allocable to the time period after the expiration or termination of the Term shall be paid to Landlord. The provisions of this Article 18 shall supersede any contrary provisions in any statute or law.

(d) If Destruction affecting more than 25% of the Building occurs within the last 24 months of the Term or any extension thereof, Tenant shall have the right to terminate this Lease upon 30 days notice to Landlord, and Rent shall be payable only up to the latest to occur of the date of the Destruction, the date Tenant ceases carrying on business in the Premises, and the date upon which Tenant has satisfied its surrender obligations under the provisions of Section 28 below.

19. **Intentionally Omitted.**

20. **Events of Default**. Each of the following events shall be a default ("**Default**") by Tenant under this Lease:

(a) **Payment Defaults**. Tenant shall fail to pay any installment of Rent or any other payment hereunder when due, provided that Landlord shall provide Tenant twice in any twelve-month period with three (3) business days prior written notice of such failure before such failure shall constitute a Default.

(b) **Insurance**. Any insurance required to be maintained by Tenant pursuant to this Lease shall be canceled or terminated or shall expire or shall be reduced or materially changed, or Landlord shall receive a notice of nonrenewal of any such insurance and Tenant shall fail to obtain replacement insurance at least 20 days before the expiration of the current coverage.

(c) **Abandonment**. Tenant shall abandon the Premises.

(d) **Improper Transfer**. Tenant shall assign, sublease or otherwise transfer or attempt to transfer all or any portion of Tenant's interest in this Lease or the Premises except as expressly permitted herein, or Tenant's interest in this Lease shall be attached, executed upon, or otherwise judicially seized and such action is not released within 90 days of the action.

(e) **Liens**. Tenant shall fail to discharge or otherwise obtain the release of any lien placed upon the Premises in violation of this Lease within 10 days after any such lien is filed against the Premises.

(f) **Insolvency Events**. Tenant or any guarantor or surety of Tenant's obligations hereunder shall: (A) make a general assignment for the benefit of creditors; (B) commence any

case, proceeding or other action seeking to have an order for relief entered on its behalf as a debtor or to adjudicate it a bankrupt or insolvent, or seeking relief related to debts, adjustment, liquidation, dissolution or composition of it or its debts or seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or of any substantial part of its property (collectively a "Proceeding for Relief); (C) become the subject of any Proceeding for Relief which is not dismissed within 90 days of its filing or entry; or (D) die or suffer a legal disability (if Tenant, guarantor, or surety is an individual) or be dissolved or otherwise fail to maintain its legal existence (if Tenant, guarantor or surety is a corporation, partnership or other entity).

(g) **Estoppel Certificate or Subordination Agreement**. Tenant fails to execute any document required from Tenant under Sections 23 or 27 within 5 days after a second notice requesting such document.

(h) **Other Defaults.** Tenant shall fail to comply with any provision of this Lease other than those specifically referred to in this Section 20, and, except as otherwise expressly provided herein, such failure shall continue for a period of 10 days after written notice thereof from Landlord to Tenant.

Any notice given under Section 20(h) hereof shall: (i) specify the alleged default, (ii) demand that Tenant cure such default, (iii) be in lieu of, and not in addition to, or shall be deemed to be, any notice required under any provision of applicable law, and (iv) not be deemed a forfeiture or a termination of this Lease unless Landlord elects otherwise in such notice; provided that if the nature of Tenant's default pursuant to Section 20(h) is such that it cannot be cured by the payment of money and reasonably requires more than 10 days to cure, then Tenant shall not be deemed to be in default if Tenant commences such cure within said 10 day period and thereafter diligently prosecutes the same to completion; provided, however, that such cure shall be completed no later than 120 days from the date of Landlord's notice (except that if cure of a required repair of the Premises is infeasible during such 120 day period due to unavailability of materials or labor or due to weather conditions, such cure shall be completed within a time period that is reasonable in the circumstances).

21. **Landlord's Remedies**.

(a) **Payment By Landlord; Interest**. Upon a Default by Tenant hereunder, Landlord may, without waiving or releasing any obligation of Tenant hereunder, make such payment or perform such act. All sums so paid or incurred by Landlord, together with interest thereon, from the date such sums were paid or incurred, at the annual rate equal to 12% per annum or the highest rate permitted by law (the "Default Rate"), whichever is less, shall be payable to Landlord on demand as Additional Rent. Nothing herein shall be construed to create or impose a duty on Landlord to mitigate any damages resulting from Tenant's Default hereunder.

(b) **Late Payment Rent**. Late payment by Tenant to Landlord of Rent and other sums due will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult and impracticable to ascertain. Such costs include, but are not limited to, processing and accounting charges and late charges which may be imposed on Landlord under any Mortgage covering the Premises. Therefore, with respect to the first two overdue payments of Rent in any 12-month period, if any installment of Rent due from Tenant is not received by Landlord within 3 business days following written notice from Landlord that such payment is overdue, Tenant shall pay to Landlord an additional 4% of the overdue Rent as a late charge (the "Late Charge"). With respect to any subsequent overdue payments within the

same 12-month period, if any installment of Rent due from Tenant is not received by Landlord within 3 business days following the date on which it was due, Tenant shall pay to Landlord the Late Charge. The parties agree that this Late Charge represents a fair and reasonable estimate of the costs Landlord will incur by reason of late payment by Tenant. In addition to the Late Charge, Rent not paid when due shall bear interest at the Default Rate from the 5th day after the date due until paid.

(c) **Remedies**. Upon the occurrence of a Default, at Landlord's option, the full amount of Base Rent and Additional Rent will become due and payable, and Landlord, at its option, without further notice or demand to Tenant, shall have in addition to all other rights and remedies provided in this Lease, at law or in equity, the option to pursue any one or more of the following remedies, each and all of which shall be cumulative and nonexclusive, without any notice or demand whatsoever. No cure in whole or in part of such Default by Tenant after Landlord has taken any action beyond giving Tenant notice of such Default to pursue any remedy provided for herein (including retaining counsel to file an action or otherwise pursue any remedies) shall in any way affect Landlord's right to pursue such remedy or any other remedy provided Landlord herein or under law or in equity, unless Landlord, in its sole discretion, elects to waive such Default.

(i) This Lease and the Term and estate hereby granted are subject to the limitation that whenever a Default shall have happened and be continuing, Landlord shall have the right, at its election, then or thereafter while any such Default shall continue and notwithstanding the fact that Landlord may have some other remedy hereunder or at law or in equity, to give Tenant written notice of Landlord's intention to terminate this Lease on a date specified in such notice, which date shall be not less than 5 days after the giving of such notice, and upon the date so specified, this Lease and the estate hereby granted shall expire and terminate with the same force and effect as if the date specified in such notice were the date hereinbefore fixed for the expiration of this Lease, and all right of Tenant hereunder shall expire and terminate, and Tenant shall be liable as hereinafter in this Section 20(c) provided. If any such notice is given, Landlord shall have, on such date so specified, the right of re-entry and possession of the Premises and the right to remove all persons and property therefrom and to store such property in a warehouse or elsewhere at the risk and expense, and for the account, of Tenant. Should Landlord elect to re-enter as herein provided or should Landlord take possession pursuant to legal proceedings or pursuant to any notice provided for by law, Landlord may from time to time re-let the Premises or any part thereof for such term or terms and at such rental or rentals and upon such terms and conditions as Landlord may deem advisable, with the right to make commercially reasonable alterations in and repairs to the Premises.

(ii) In the event of any termination of this Lease as in this Section 20 provided or as required or permitted by law or in equity, Tenant shall forthwith quit and surrender the Premises to Landlord, and Landlord may, without further notice, enter upon, re-enter, possess and repossess the same by summary proceedings, ejectment or otherwise, and again have, repossess and enjoy the same as if this Lease had not been made, and in any such event Tenant and no person claiming through or under Tenant

by virtue of any law or an order of any court shall be entitled to possession or to remain in possession of the Premises. Landlord, at its option, notwithstanding any other provision of this Lease, shall be entitled to recover from Tenant, as and for liquidated damages, the sum of:

(A) all Base Rent, Additional Rent and other amounts payable by Tenant hereunder then due or accrued and unpaid: and

(B) the amount equal to the aggregate of all unpaid Base Rent and Additional Rent which would have been payable if this Lease had not been terminated prior to the end of the Term then in effect (without giving effect to any unexercised Extension Term (as defined below), discounted to its then present value in accordance with accepted financial practice using a rate of 5% per annum, for the loss of the bargain; and

(C) all other reasonable damages and expenses (including attorneys' fees and expenses), if any, which Landlord shall have sustained by reason of the breach of any provision of this Lease; less

(D) the net proceeds of any re-letting actually received by Landlord.

(iii) Nothing herein contained shall limit or prejudice the right of Landlord, in any bankruptcy or insolvency proceeding, to prove for and obtain as liquidated damages by reason of such termination an amount equal to the maximum allowed by any bankruptcy or insolvency proceedings, or to prove for and obtain as liquidated damages by reason of such termination, an amount equal to the maximum allowed by any statute or rule of law, but in each case not more than the amount to which Landlord would otherwise be entitled under this Section 20.

(iv) Nothing in this Section 20 shall be deemed to affect the right of Landlord to indemnifications pursuant to this Lease.

(v) If Landlord terminates this Lease upon the occurrence of a Default, Tenant will quit and surrender the Premises to Landlord or its agents, and Landlord may, without further notice, enter upon, re-enter and repossess the Premises by summary proceedings, ejectment or otherwise. The words "enter", "re-enter", and "re-entry" are not restricted to their technical legal meanings.

(vi) If Tenant shall default in the keeping, observance or performance of any covenant, agreement, term, provision or condition herein contained, Landlord, without thereby waiving such default, may perform the same for the account and at the expense of Tenant (a) immediately or at any time thereafter and without notice in the case of emergency or in case such default will result in a violation of any legal or insurance requirements resulting in immediate danger to persons or property, or in the imposition of any lien against all or any portion of the Premises, and (b) in any other case if such default continues after any applicable notice and cure period provided in Section 19. All reasonable costs and expenses incurred by Landlord in connection with any such performance by it for the account of

Tenant and also all reasonable costs and expenses, including attorneys' fees and disbursements incurred by Landlord in any action or proceeding (including any summary dispossess proceeding) brought by Landlord to enforce any obligation of Tenant under this Lease and/or right of Landlord in or to the Premises, shall be paid by Tenant to Landlord within 10 days after demand.

(vii) Independent of the exercise of any other remedy of Landlord hereunder or under applicable law, Landlord may conduct an environmental test of the Premises as generally described in Section 28, at Tenant's expense.

(d) Except as otherwise provided in this Section 21, no right or remedy herein conferred upon or reserved to Landlord is intended to be exclusive of any other right or remedy, and every right and remedy shall be cumulative and in addition to any other legal or equitable right or remedy given hereunder, or now or hereafter existing. No waiver of any provision of this Lease shall be deemed to have been made unless expressly so made in writing. Landlord shall be entitled, to the extent permitted by law, to seek injunctive relief in case of the violation, or attempted or threatened violation, of any provision of this Lease, or to seek a decree compelling observance or performance of any provision of this Lease, or to seek any other legal or equitable remedy.

22. **Assignment and Subletting.**

(a) **General Prohibition.** Without Landlord's prior written consent subject to and on the conditions described in this Section 22, Tenant shall not, directly or indirectly, voluntarily or by operation of law, assign this Lease or sublease the Premises or any part thereof or mortgage, pledge, or hypothecate its leasehold interest or grant any concession or license within the Premises, and any attempt to do any of the foregoing shall be void and of no effect. If Tenant is a corporation, partnership or limited liability company, the shares or other ownership interests thereof which are not actively traded upon a stock exchange or in the over-the-counter market, a transfer or series of transfers whereby 25% or more of the issued and outstanding shares or other ownership interests of such corporation are, or voting control is, transferred (but excepting transfers upon deaths of individual owners) from a person or persons or entity or entities which were owners thereof at time of execution of this Lease to persons or entities who were not owners of shares or other ownership interests of the corporation, partnership or limited liability company at time of execution of this Lease, shall be deemed an assignment of this Lease requiring the consent of Landlord as provided in this Section 22. Notwithstanding the foregoing, any public offering of shares or other ownership interest in Tenant shall not be deemed an assignment.

(b) **Permitted Transfers.** If Tenant desires to assign, sublease, hypothecate or otherwise transfer this Lease or sublet the Premises other than pursuant to a Permitted Assignment (as defined below), then at least 15 business days, but not more than 6 months, before the date Tenant desires the assignment or sublease to be effective (the "Assignment Date"), Tenant shall give Landlord a notice (the "Assignment Notice") containing such information about the proposed assignee or sublessee, including the proposed use of the Premises and any Hazardous Materials proposed to be used, stored, handled, treated, generated in or released or disposed of from the Premises, the Assignment Date, any relationship between Tenant and the proposed assignee or sublessee, and all material terms

and conditions of the proposed assignment or sublease, including a copy of any proposed assignment or sublease in its final form, and such other information as Landlord may reasonably deem necessary or appropriate to its consideration whether to grant its consent. In the case of a proposed subletting, Landlord shall, by giving written notice to Tenant within 15 business days after receipt of the Assignment Notice: (i) grant such consent, (ii) refuse such consent, in its sole and absolute discretion, if the proposed subletting concerns more than (together with all other then effective subleases) 50% of the Premises, (iii) refuse such consent, in its reasonable discretion, if the proposed subletting concerns (together with all other then effective subleases) 50% or less of the Premises (provided that Landlord shall further have the right to review and approve or disapprove the proposed form of sublease prior to the effective date of any such subletting). In the case of a proposed assignment, Landlord shall, by giving written notice to Tenant within 15 business days after receipt of the Assignment Notice: (i) grant such consent, or (ii) refuse such consent, in its sole and absolute discretion, or (iii) terminate this Lease as of the Assignment Date (an "Assignment Termination"). If Landlord delivers notice of its election to exercise an Assignment Termination, Tenant shall have the right to withdraw such Assignment Notice by written notice to Landlord of such election within 5 business days after Landlord's notice electing to exercise the Assignment Termination. If Tenant withdraws such Assignment Notice, this Lease shall continue in full force and effect. If Tenant does not withdraw such Assignment Notice, this Lease, and the term and estate herein granted, shall terminate as of the Assignment Date with respect to the space described in such Assignment Notice. No failure of Landlord to exercise any such option to terminate this Lease, or to deliver a timely notice in response to the Assignment Notice, shall be deemed to be Landlord's consent to the proposed assignment, sublease or other transfer. Tenant shall reimburse Landlord for all of Landlord's reasonable out-of-pocket expenses in connection with its consideration of any Assignment Notice.

Notwithstanding the foregoing, Tenant shall have the right to assign or sublease this Lease or the Premises, as the case may be, upon 30 days prior written notice to Landlord but without obtaining Landlord's prior written consent, to (a) any entity which controls, is controlled by, or is under common control with, Tenant, or (b) a corporation or other entity which is a successor-in-interest to Tenant, by way of merger, consolidation or corporate reorganization, or by the purchase of all or substantially all of the assets or the ownership interests of Tenant provided that (i) such merger or consolidation, or such acquisition or assumption, as the case may be, is for a good business purpose and not principally for the purpose of transferring the Lease, (ii) the net worth (as determined in accordance with US generally accepted accounting principles ("**GAAP**")) of the assignee is at least equal to the greater of (x) the net worth of Tenant as of the date of this Lease, and (y) the net worth of Tenant as of the date immediately prior to such assignment, (iii) the net worth (as determined in accordance GAAP) of any guarantor or surety of the obligations of Tenant under this Lease is at least equal to the greater of (x) the net worth of such guarantor or surety as of the date of date of this Lease, and (y) the net worth of such guarantor or surety as of the date immediately prior to such assignment, and (iv) such assignee shall agree in writing to assume all of the terms, covenants and conditions of this Lease arising after the effective date of the assignment (a "**Permitted Assignment**"). So long as Tenant is a public company listed on a recognized securities exchange, the transfer of stock ownership within Tenant shall not constitute an assignment hereunder.

(c) **Additional Conditions**. As a condition to any such assignment or subletting, whether or not Landlord's consent is required, Landlord may require:

(i) that any assignee or subtenant agree, in writing at the time of such assignment or subletting, that if Landlord gives such party notice that Tenant is in default

under this Lease, such party shall thereafter make all payments otherwise due Tenant directly to Landlord, which payments will be received by Landlord without any liability except to credit such payment against those due under the Lease, and any such third party shall agree to attorn to Landlord or its successors and assigns should this Lease be terminated for any reason; provided, however, in no event shall Landlord or its successors or assigns be obligated to accept such attornment; and

(ii) A list of Hazardous Materials, certified by the proposed assignee or sublessee to be true and correct, which the proposed assignee or sublessee intends to use, store, handle, treat, generate in or release or dispose of from the Premises, together with copies of all documents relating to such use, storage, handling, treatment, generation, release or disposal of Hazardous Materials by the proposed assignee or subtenant in the Premises or on the Project, prior to the proposed assignment or subletting, including, without limitation: permits; approvals; reports and correspondence; storage and management plans; plans relating to the installation of any storage tanks to be installed in or under the Project (provided, said installation of tanks shall only be permitted after Landlord has given its written consent to do so, which consent may be withheld in Landlord's sole and absolute discretion); and all closure plans or any other documents required by any and all federal, provincial and local Governmental Authorities for any storage tanks installed in, on or under the Project for the closure of any such tanks. Neither Tenant nor any such proposed assignee or subtenant is required, however, to provide Landlord with any portion(s) of the such documents containing information of a proprietary nature which, in and of themselves, do not contain a reference to any Hazardous Materials or hazardous activities.

(iii) A reasonable increase in the amount of the Security Deposit.

(d) **No Release of Tenant, Sharing of Excess Rents.** Notwithstanding any assignment or subletting, Tenant and any guarantor or surety of Tenant's obligations under this Lease shall at all times remain fully and primarily responsible and liable for the payment of Rent and for compliance with all of Tenant's other obligations under this Lease. If the Rent due and payable by a sublessee or assignee (or a combination of the rental payable under such sublease or assignment plus any bonus or other consideration therefor or incident thereto in any form, excluding consideration reasonably attributable to special services or benefits provided by Tenant to the sublessee) exceeds the sum of the rental payable under this Lease, (excluding, however, any Rent payable under this Section) and actual and reasonable brokerage fees, legal costs, costs of providing such special services, and any design or construction fees directly related to and required pursuant to the terms of any such sublease or assignment, amortized over the term of the sublease, or, in the case of an assignment, the remaining term of this Lease) ("Excess Rent"), then Tenant shall be bound and obligated to pay Landlord as Additional Rent hereunder [% Redacted] [redacted] of such Excess Rent within 10 days following receipt thereof by Tenant. If Tenant shall sublet the Premises or any part thereof, Tenant hereby immediately and irrevocably assigns to Landlord, as security for Tenant's obligations under this Lease, all rent from any such subletting, and Landlord as assignee and as attorney-in-fact for Tenant, or a receiver for Tenant appointed on Landlord's application, may collect such rent and apply it toward Tenant's obligations under this Lease; except that, until the occurrence of a Default, Tenant shall have the right to collect such rent.

(e) **No Waiver.** The consent by Landlord to an assignment or subletting shall not relieve Tenant or any assignees of this Lease or any sublessees of the Premises from obtaining the consent of Landlord to any further assignment or subletting nor shall it release Tenant or

any assignee or sublessee of Tenant from full and primary liability under the Lease. The acceptance of Rent hereunder, or the acceptance of performance of any other term, covenant, or condition thereof, from any other person or entity shall not be deemed to be a waiver of any of the provisions of this Lease or a consent to any subletting, assignment or other transfer of the Premises.

(f) **Prior Environmental History.** Notwithstanding any other provision of this Section 22, if (i) the proposed assignee or sublessee of Tenant has been required by any prior landlord, lender or Governmental Authority to take remedial action in connection with Hazardous Materials contaminating a property, where the contamination resulted from such party's action or use of the property in question, (ii) the proposed assignee or sublessee is subject to an enforcement order issued by any Governmental Authority in connection with the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials (including, without limitation, any order related to the failure to make a required reporting to any Governmental Authority), or (iii) because of the existence of a pre-existing environmental condition in the vicinity of or underlying the Project, the risk that Landlord would be targeted as a responsible party in connection with the remediation of such pre-existing environmental condition would be materially increased or exacerbated by the proposed use of Hazardous Materials by such proposed assignee or sublessee, Landlord shall have the absolute right to refuse to consent to any assignment or subletting to any such party.

23. **Estoppel Certificate**. Tenant shall, within 10 business days of written notice from Landlord, execute, acknowledge and deliver a statement in writing in any form reasonably requested by a proposed lender or purchaser, (i) certifying that this Lease is unmodified and in full force and effect (or, if modified, stating the nature of such modification and certifying that this Lease as so modified is in full force and effect) and the dates to which the rental and other charges are paid in advance, if any, (ii) acknowledging that there are not any uncured defaults on the part of Landlord hereunder, or specifying such defaults if any are claimed, and (iii) setting forth such further information with respect to the status of this Lease or the Premises as may be reasonably requested thereon. Any such statement may be relied upon by any prospective purchaser or encumbrancer of all or any portion of the real property of which the Premises are a part. Tenant's failure to deliver such statement within such time shall, at the option of Landlord, be conclusive upon Tenant that the Lease is in full force and effect and without modification except as may be represented by Landlord in any certificate prepared by Landlord and delivered to Tenant for execution.

24. **Quiet Enjoyment**. So long as Tenant shall perform all of the covenants and agreements herein required to be performed by Tenant, Tenant shall, subject to the terms of this Lease, at all times during the Term, have peaceful and quiet enjoyment of the Premises against any person claiming by, through or under Landlord.

25. **Prorations**. All prorations required or permitted to be made hereunder shall be made on the basis of a 360 day year and 30 day months.

26. **Rules and Regulations**. Tenant shall, at all times during the Term and any extension thereof, comply with all reasonable rules and regulations at any time or from time to time established by Landlord covering use of the Premises and the Project. The current rules and regulations are attached hereto as **Exhibit E**. If there is any conflict between said rules and regulations and other provisions of this Lease, the terms and provisions of this Lease shall control. Landlord shall not have any liability or obligation for the breach of any rules or

regulations by other tenants in the Project and shall not enforce such rules and regulations in a discriminatory manner.

27. **Subordination**. This Lease and Tenant's interest and rights hereunder are hereby made and shall be subject and subordinate at all times to the lien of any Mortgage now existing or hereafter created on or against the Project or the Premises, and all amendments, restatements, renewals, modifications, consolidations, refinancing, assignments and extensions thereof, without the necessity of any further instrument or act on the part of Tenant; provided, however that so long as there is no Default hereunder, Tenant's right to possession of the Premises shall not be disturbed by the Holder of any such Mortgage, and, as a condition of such subordination, the Holder of any such mortgage shall execute a non-disturbance and attornment agreement with Tenant. Tenant agrees, at the election of the Holder of any such Mortgage, to attorn to any such Holder. Tenant agrees upon demand to execute, acknowledge and deliver such instruments, confirming such subordination, and such instruments of attornment as shall be requested by any such Holder, provided any such instruments contain appropriate non-disturbance provisions assuring Tenant's quiet enjoyment of the Premises as set forth in Section 24 hereof. Notwithstanding the foregoing, any such Holder may at any time subordinate its Mortgage to this Lease, without Tenant's consent, by notice in writing to Tenant, and thereupon this Lease shall be deemed prior to such Mortgage without regard to their respective dates of execution, delivery or recording and in that event such Holder shall have the same rights with respect to this Lease as though this Lease had been executed prior to the execution, delivery and recording of such Mortgage and had been assigned to such Holder. The term "**Mortgage**" whenever used in this Lease shall be deemed to include deeds of trust, security assignments and any other encumbrances, and any reference to the "**Holder**" of a Mortgage shall be deemed to include the beneficiary under a deed of trust or hypothec.

28. **Surrender**. Upon the expiration of the Term or earlier termination of Tenant's right of possession, Tenant shall surrender the Premises to Landlord in the same condition as existing on the Commencement Date, subject to any Alterations or Installations permitted or required by Landlord to remain in the Premises, free of Hazardous Materials brought upon, kept, used, stored, handled, treated, generated in, or released or disposed of from, the Premises during the Term of this Lease or any other period of occupancy thereof by Tenant by any person other than a Landlord Party (collectively, "**Tenant HazMat Operations**"), broom clean, ordinary wear and tear excepted. At least 3 months prior to the surrender of the Premises, Tenant shall deliver to Landlord a narrative description of the actions proposed (or required by any Governmental Authority) to be taken by Tenant in order to surrender the Premises (including any Installations permitted by Landlord to remain in the Premises) at the expiration or earlier termination of the Term, free from any residual impact from the Tenant HazMat Operations and otherwise released for unrestricted use and occupancy (the "**Surrender Plan**"). Such Surrender Plan shall be accompanied by a current listing of (i) all Hazardous Materials licenses and permits held by or on behalf of any Tenant Party with respect to the Premises, and (ii) all Hazardous Materials used, stored, handled, treated, generated, released or disposed of from the Premises, and shall be subject to the review and approval of Landlord's environmental consultant. In connection with the review and approval of the Surrender Plan, upon the request of Landlord, Tenant shall deliver to Landlord or its consultant such additional non-proprietary information concerning Tenant HazMat Operations as Landlord shall request. On or before such surrender, Tenant shall deliver to Landlord evidence that the approved Surrender Plan shall have been satisfactorily completed and Landlord shall have the right, subject to reimbursement at Tenant's expense as set forth below, to cause Landlord's environmental consultant to inspect the Premises and perform such additional procedures as may be deemed reasonably necessary to confirm that the Premises are, as of the effective date of such

surrender or early termination of the Lease, free from any residual impact from Tenant HazMat Operations. Tenant shall reimburse Landlord, as Additional Rent, for the actual reasonable out-of pocket expense incurred by Landlord for Landlord's environmental consultant to review and approve the Surrender Plan and to visit the Premises and verify satisfactory completion of the same. Landlord shall have the unrestricted right to deliver such Surrender Plan and any report by Landlord's environmental consultant with respect to the surrender of the Premises to third parties.

If Tenant shall fail to prepare or submit a Surrender Plan approved by Landlord, or if Tenant shall fail to complete the approved Surrender Plan, or if such Surrender Plan, whether or not approved by Landlord, shall fail to adequately address any residual effect of Tenant HazMat Operations in, on or about the Premises, Landlord shall have the right to take such actions as Landlord may deem reasonable or appropriate to assure that the Premises and the Project are surrendered free from any residual impact from Tenant HazMat Operations, the cost of which actions shall be reimbursed by Tenant as Additional Rent, without regard to the limitation set forth in the first paragraph of this Section 28.

Tenant shall immediately return to Landlord all keys and/or access cards to parking, the Project, restrooms or all or any portion of the Premises furnished to or otherwise procured by Tenant, other than access cards for the security system which is the property of Tenant. Any Tenant's Property, Alterations and property not so removed by Tenant as permitted or required herein shall be deemed abandoned and may be stored, removed, and disposed of by Landlord at Tenant's expense, and Tenant waives all claims against Landlord for any damages resulting from Landlord's retention and/or disposition of such property. All obligations of Tenant hereunder not fully performed as of the termination of the Term, including the obligations of Tenant under Section 30 hereof, shall survive the expiration or earlier termination of the Term, including, without limitation, indemnity obligations, payment obligations with respect to Rent and obligations concerning the condition and repair of the Premises.

29. **Waiver of Jury Trial**. TENANT AND LANDLORD WAIVE ANY RIGHT TO TRIAL BY JURY OR TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT, OR OTHERWISE, BETWEEN LANDLORD AND TENANT ARISING OUT OF THIS LEASE OR ANY OTHER INSTRUMENT, DOCUMENT, OR AGREEMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS RELATED HERETO.

30. **Environmental Requirements.**

(a) **Prohibition/Compliance/Indemnity**. Tenant shall not cause or permit any Hazardous Materials (as hereinafter defined) to be brought upon, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises or the Project in violation of applicable Environmental Requirements (as hereinafter defined) by Tenant or any Tenant Party. If Tenant breaches the obligation stated in the preceding sentence, or if the presence of Hazardous Materials in the Premises during the Term or any holding over results in contamination of the Premises, the Project or any adjacent property or if contamination of the Premises, the Project or any adjacent property by Hazardous Materials brought into, kept, used, stored, handled, treated, generated in or about, or released or disposed of from, the Premises by anyone other than Landlord and Landlord's employees, agents and contractors otherwise occurs during the Term or any holding over, Tenant hereby indemnifies and shall defend and hold Landlord, its officers, directors, employees, agents and contractors harmless from any and all actions (including, without limitation, remedial or enforcement actions of any kind,

administrative or judicial proceedings, and orders or judgments arising out of or resulting therefrom), costs, claims, damages (including, without limitation, punitive damages and damages based upon diminution in value of the Premises or the Project, or the loss of, or restriction on, use of the Premises or any portion of the Project), expenses (including, without limitation, attorneys', consultants' and experts' fees, court costs and amounts paid in settlement of any claims or actions), fines, forfeitures or other civil, administrative or criminal penalties, injunctive or other relief (whether or not based upon personal injury, property damage, or contamination of, or adverse effects upon, the environment, water tables or natural resources), liabilities or losses (collectively, "Environmental Claims") which arise during or after the Term as a result of such contamination. This indemnification of Landlord by Tenant includes, without limitation, costs incurred in connection with any investigation of site conditions or any cleanup, treatment, remedial, removal, or restoration work required by any federal, provincial or local Governmental Authority because of Hazardous Materials present in the air, soil or ground water above, on, or under the Premises. Without limiting the foregoing, if the presence of any Hazardous Materials on the Premises, the Project or any adjacent property caused or permitted by Tenant or any Tenant Party results in any contamination of the Premises, the Project or any adjacent property, Tenant shall promptly take all actions at its sole expense and in accordance with applicable Environmental Requirements as are necessary to return the Premises, the Project or any adjacent property to the condition existing prior to the time of such contamination, provided that Landlord's approval of such action shall first be obtained, which approval shall not unreasonably be withheld so long as such actions would not potentially have any material adverse long-term or short-term effect on the Premises or the Project. Notwithstanding anything to the contrary contained in this Lease, Tenant shall not be responsible for, and the indemnification and hold harmless obligations set forth in this Lease shall not include (i) Environmental Claims arising from (A) known conditions existing in, on, under or about the Project on or before the date hereof as disclosed by a Phase One Environmental Site Assessment prepared by Environ International Corp. dated April 17, 2007, or (B) other conditions, to the extent that Tenant can prove that such conditions existed in, on, under or about the Project prior to the Commencement Date (each, a "Pre-existing Condition"), to the extent that such Environmental Claim does not arise or result, in whole or in part, from any exacerbation of, or contribution to, a Pre-existing Condition, by (x) the actions of Tenant or any Tenant Party, or (y) any contamination (other than Pre-existing Conditions) emanating from, in, on or under the Project during the Term.

(b) **Business**. Landlord acknowledges that it is not the intent of this Section 30 to prohibit Tenant from using the Premises for the Permitted Use. Tenant may operate its business according to prudent industry practices so long as the use or presence of Hazardous Materials is strictly and properly monitored according to all then applicable Environmental Requirements. As a material inducement to Landlord to allow Tenant to use Hazardous Materials in connection with its business, Tenant agrees to deliver to Landlord prior to the Commencement Date a list identifying each type of Hazardous Materials to be brought upon, kept, used, stored, handled, treated, generated on, or released or disposed of from, the Premises and setting forth any and all governmental approvals or permits required in connection with the presence, use, storage, handling, treatment, generation, release or disposal of such Hazardous Materials on or from the Premises ("Hazardous Materials List"). Tenant shall deliver to Landlord an updated Hazardous Materials List at least once a year and shall also deliver an updated list before any new Hazardous Material is brought onto, kept, used, stored, handled, treated, generated on, or released or disposed of from, the Premises. Tenant shall deliver to Landlord true and correct copies of the following documents (the "Haz Mat Documents") relating to the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials prior to the Commencement Date, or if unavailable at that time, concurrent with the receipt from

or submission to a Governmental Authority: permits; approvals; reports and correspondence; storage and management plans, notice of violations of any Legal Requirements; plans relating to the installation of any storage tanks to be installed in or under the Project (provided, said installation of tanks shall only be permitted after Landlord has given Tenant its written consent to do so, which consent may be withheld in Landlord's sole and absolute discretion); all closure plans or any other documents required by any and all federal, provincial and local Governmental Authorities for any storage tanks installed in, on or under the Project for the closure of any such tanks; and a Surrender Plan (to the extent surrender in accordance with Section 28 cannot be accomplished in 3 months). Tenant is not required, however, to provide Landlord with any portion(s) of the Haz Mat Documents containing information of a proprietary nature which, in and of themselves, do not contain a reference to any Hazardous Materials or hazardous activities. It is not the intent of this Section to provide Landlord with information which could be detrimental to Tenant's business should such information become possessed by Tenant's competitors.

(c) **Tenant Representation and Warranty.** Tenant hereby represents and warrants to Landlord that (i) neither Tenant nor any of its legal predecessors has been required by any prior landlord, lender or Governmental Authority at any time to take remedial action in connection with Hazardous Materials contaminating a property which contamination was permitted by Tenant of such predecessor or resulted from Tenant's or such predecessor's action or use of the property in question, and (ii) Tenant is not subject to any enforcement order issued by any Governmental Authority in connection with the use, storage, handling, treatment, generation, release or disposal of Hazardous Materials (including, without limitation, any order related to the failure to make a required reporting to any Governmental Authority). If Landlord determines that this representation and warranty was not true as of the date of this lease, Landlord shall have the right to terminate this Lease in Landlord's sole and absolute discretion.

(d) **Testing**. At any time, and from time to time (but not more than once in any calendar year, unless Landlord has reason to suspect that an environmental event has occurred), prior to the expiration or earlier termination of the Term, Landlord shall have the right to conduct appropriate tests of the Premises and the Project to determine if contamination has occurred as a result of Tenant's use of the Premises. In connection with such testing, upon the request of Landlord, Tenant shall deliver to Landlord or its consultant such non-proprietary information concerning the use of Hazardous Materials in or about the Premises by Tenant or any Tenant Party. If contamination has occurred for which Tenant is liable under this Section 30, Tenant shall pay all costs to conduct such tests. If no such contamination is found, Landlord shall pay the costs of such tests (which shall not constitute Additional Rent). Landlord shall provide Tenant with a copy of all third party, non-confidential reports and tests of the Premises made by or on behalf of Landlord during the Term without representation or warranty and subject to a confidentiality agreement. Tenant shall, at its sole cost and expense, promptly and satisfactorily remediate any environmental conditions identified by such testing in accordance with all Environmental Requirements. Landlord's receipt of or satisfaction with any environmental assessment in no way waives any rights which Landlord may have against Tenant.

(e) **Underground Tanks**. If underground or other storage tanks storing Hazardous Materials located on the Premises or the Project are used by Tenant or are hereafter placed on the Premises or the Project by Tenant, Tenant shall install, use, monitor, operate, maintain, upgrade and manage such storage tanks, maintain appropriate records, obtain and maintain appropriate insurance, implement reporting procedures, properly close any underground storage tanks, and take or cause to be taken all other actions necessary or required under

applicable local, provincial, and federal Legal Requirements, as such now exists or may hereafter be adopted or amended in connection with the installation, use, maintenance, management, operation, upgrading and closure of such storage tanks.

(f) **Tenant's Obligations**. Tenant's obligations under this Section 30 shall survive the expiration or earlier termination of the Lease. During any period of time after the expiration or earlier termination of this Lease required by Tenant or Landlord to complete the removal from the Premises of any Hazardous Materials (including, without limitation, the release and termination of any licenses or permits restricting the use of the Premises and the completion of the approved Surrender Plan), Tenant shall continue to pay the full Rent in accordance with this Lease for any portion of the Premises not relet by Landlord in Landlord's sole discretion, which Rent shall be prorated daily.

(g) **Definitions**. As used herein, the term "Environmental Requirements" means all applicable present and future statutes, regulations, ordinances, rules, codes, judgments, orders, guidelines, or other similar enactments or promulgations, whether or not having the force of law, of any Governmental Authority regulating or relating to health, safety, or environmental conditions on, under, or about the Premises or the Project, or the environment, and any regulations or policies promulgated or issued thereunder. As used herein, the term "Hazardous Materials" means and includes any substance, material, waste, pollutant, or contaminant listed or defined as hazardous or toxic, or regulated by reason of its impact or potential impact on humans, animals and/or the environment under any Environmental Requirements, asbestos and petroleum, including crude oil or any fraction thereof, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas). As defined in Environmental Requirements, Tenant is and shall be deemed to be the "operator" of Tenant's "facility" and the "owner" of all Hazardous Materials brought on the Premises by Tenant or any Tenant Party, and the wastes, by-products, or residues generated, resulting, or produced therefrom.

31. **Tenant's Remedies/Limitation of Liability**. Landlord shall not be in default hereunder unless Landlord fails to perform any of its obligations hereunder within 30 days after written notice from Tenant specifying such failure (unless such performance will, due to the nature of the obligation, require a period of time in excess of 30 days, then after such period of time as is reasonably necessary). Upon any default by Landlord, Tenant shall give notice by registered or certified mail to any Holder of a Mortgage covering the Premises and Tenant shall offer such Holder and Landlord a reasonable opportunity to cure the default, including time to obtain possession of the Project by power of sale or a judicial action if such should prove necessary to effect a cure; provided Landlord shall have furnished to Tenant in writing the names and addresses of all such persons who are to receive such notices. All obligations of Landlord hereunder shall be construed as covenants, not conditions; and, except as may be otherwise expressly provided in this Lease, Tenant may not terminate this Lease for breach of Landlord's obligations hereunder.

All obligations of Landlord under this Lease will be binding upon Landlord only during the period of its ownership of the Premises and not thereafter. The term "**Landlord**" in this Lease shall mean only the owner for the time being of the Premises. Upon the transfer by such owner of its interest in the Premises, such owner shall thereupon be released and discharged from all obligations of Landlord thereafter accruing, but such obligations shall be binding during the Term upon each new owner for the duration of such owner's ownership.

32. **Inspection and Access**. Landlord and its agents, representatives, and contractors may enter the Premises at any reasonable time to inspect the Premises upon 24 hours notice (except in case of emergency, as to which such notice shall not be required) and to make such repairs as may be required or permitted pursuant to this Lease and for any other business purpose. Landlord and Landlord's representatives may enter the Premises during business hours on not less than 48 hours advance written notice (except in the case of emergencies in which case no such notice shall be required and such entry may be at any time) for the purpose of effecting any such repairs, inspecting the Premises, showing the Premises to prospective purchasers and, during the last year of the Term, to prospective tenants or for any other business purpose. Landlord may erect a suitable sign on the Premises stating the Premises are available to let or that the Project is available for sale. Landlord may grant easements, make public dedications, designate common areas and create restrictions on or about the Premises, provided that no such easement, dedication, designation or restriction materially, adversely affects Tenant's use or occupancy of the Premises for the Permitted Use. At Landlord's request, Tenant shall execute such instruments as may be necessary for such easements, dedications or restrictions. Tenant shall at all times, except in the case of emergencies, have the right to escort Landlord or its agents, representatives, contractors or guests while the same are in the Premises, provided such escort does not materially and adversely affect Landlord's access rights hereunder.

33. **Security**. Tenant acknowledges and agrees that security devices and services, if any, while intended to deter crime may not in given instances prevent theft or other criminal acts and that Landlord is not providing any security services with respect to the Premises. Tenant agrees that Landlord shall not be liable to Tenant for, and Tenant waives any claim against Landlord with respect to, any loss by theft or any other damage suffered or incurred by Tenant in connection with any unauthorized entry into the Premises or any other breach of security with respect to the Premises. Tenant shall be solely responsible for the personal safety of Tenant's officers, employees, agents, contractors, guests and invitees while any such person is in, on or about the Premises and/or the Project. Tenant shall at Tenant's cost obtain insurance coverage to the extent Tenant desires protection against such criminal acts.

34. **Force Majeure**. Landlord shall not be held responsible for delays in the performance of its obligations hereunder when caused by strikes, lockouts, labor disputes, weather, natural disasters, inability to obtain labor or materials or reasonable substitutes therefor, governmental restrictions, governmental regulations, governmental controls, delay in issuance of permits, enemy or hostile governmental action, civil commotion, fire or other casualty, and other causes beyond the reasonable control of Landlord ("**Force Majeure**").

35. **Brokers, Entire Agreement, Amendment**. Landlord and Tenant each represents and warrants that it has not dealt with any broker, agent or other person (collectively, "**Broker**") in connection with this transaction and that no Broker brought about this transaction, other than CB Richard Ellis ("CB"). Landlord shall be solely responsible for payment to CB of any commission claimed by CB in connection with this Lease, and agrees to indemnify and hold Landlord harmless from any claims for such commission or other compensation by CB. Landlord and Tenant each hereby agree to indemnify and hold the other harmless from and against any claims by any broker, other than the Broker named in this Section 35, claiming a commission or other form of compensation by virtue of having dealt with Tenant or Landlord, as applicable, with regard to this leasing transaction.

36. **Limitation on Landlord's Liability**. NOTWITHSTANDING ANYTHING SET FORTH HEREIN OR IN ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT

TO THE CONTRARY: (A) LANDLORD SHALL NOT BE LIABLE TO TENANT OR ANY OTHER PERSON FOR (AND TENANT AND EACH SUCH OTHER PERSON ASSUME ALL RISK OF) LOSS, DAMAGE OR INJURY, WHETHER ACTUAL OR CONSEQUENTIAL TO: TENANT'S PERSONAL PROPERTY OF EVERY KIND AND DESCRIPTION, INCLUDING, WITHOUT LIMITATION TRADE FIXTURES, EQUIPMENT, INVENTORY, SCIENTIFIC RESEARCH, SCIENTIFIC EXPERIMENTS, LABORATORY ANIMALS, PRODUCT, SPECIMENS, SAMPLES, AND/OR SCIENTIFIC, BUSINESS, ACCOUNTING AND OTHER RECORDS OF EVERY KIND AND DESCRIPTION KEPT AT THE PREMISES AND ANY AND ALL INCOME DERIVED OR DERIVABLE THEREFROM; (B) THERE SHALL BE NO PERSONAL RECOURSE TO LANDLORD FOR ANY ACT OR OCCURRENCE IN, ON OR ABOUT THE PREMISES OR ARISING IN ANY WAY UNDER THIS LEASE OR ANY OTHER AGREEMENT BETWEEN LANDLORD AND TENANT WITH RESPECT TO THE SUBJECT MATTER HEREOF AND ANY LIABILITY OF LANDLORD HEREUNDER SHALL BE STRICTLY LIMITED SOLELY TO LANDLORD'S INTEREST IN THE PROJECT OR ANY PROCEEDS FROM SALE OR CONDEMNATION THEREOF AND ANY INSURANCE PROCEEDS PAYABLE IN RESPECT OF LANDLORD'S INTEREST IN THE PROJECT OR IN CONNECTION WITH ANY SUCH LOSS; AND (C) IN NO EVENT SHALL ANY PERSONAL LIABILITY BE ASSERTED AGAINST ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS. UNDER NO CIRCUMSTANCES SHALL LANDLORD OR ANY OF LANDLORD'S OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR CONTRACTORS BE LIABLE FOR INJURY TO TENANT'S BUSINESS OR FOR ANY LOSS OF INCOME OR PROFIT THEREFROM.

37. **Severability**. If any clause or provision of this Lease is illegal, invalid or unenforceable under present or future laws, then and in that event, it is the intention of the parties hereto that the remainder of this Lease shall not be affected thereby. It is also the intention of the parties to this Lease that in lieu of each clause or provision of this Lease that is illegal, invalid or unenforceable, there be added, as a part of this Lease, a clause or provision as similar in effect to such illegal, invalid or unenforceable clause or provision as shall be legal, valid and enforceable.

38. **No Termination, Abatement, etc**. Tenant shall remain bound by this Lease in accordance with its terms and shall neither take any action to modify, surrender or terminate the same, nor seek nor be entitled to any abatement, deduction, deferment or reduction of Rent, or set-off against the Rent, nor shall the respective obligations of Landlord and Tenant be otherwise affected by reason of (a) any damage to, or destruction of, the Premises or any portion thereof from whatever cause, or any Taking of the Premises or any portion thereof, (b) the lawful or unlawful prohibition of, or restriction upon, Tenant's use of the Premises or any portion thereof, the interference with such use by any Person or by reason of any eviction by paramount title, or any other defect in title, or Tenant's acquisition of ownership of the Premises otherwise than pursuant to an express provision of this Lease, (c) any claim which Tenant has or might have against Landlord or by reason of any default or breach of any warranty by Landlord under this Lease or any other agreement between Landlord and Tenant, or to which Landlord and Tenant are parties, (d) any bankruptcy, insolvency, reorganization, composition, readjustment, liquidation, dissolution, winding up or other proceedings affecting Landlord or any assignee or transferee of Landlord, or any action with respect to this Lease that may be taken by a trustee or receiver of Landlord or any assignee of Landlord or by any court in any such proceeding, or (e) for any other cause whether similar or dissimilar to any of the foregoing. Tenant hereby specifically waives all rights, arising from any occurrence whatsoever, which may now or hereafter be available to Tenant by law or in equity to (i) modify, surrender or terminate this Lease or quit or surrender the Premises or any portion thereof, or (ii) entitle Tenant to any

abatement, reduction, suspension or deferment of the Rent or other sums payable by Tenant hereunder, except as otherwise specifically provided in this Lease. The obligations of Landlord and Tenant hereunder shall be separate and independent covenants and agreements and the Base Rent and Additional Rent and all other sums payable by Tenant hereunder shall continue to be payable in all events unless the obligations to pay the same shall be terminated pursuant to the express provisions of this Lease. Notwithstanding the foregoing, but expressly subject to and governed by the provisions of Section 31 and Section 36, the provisions of this Section 38 shall not preclude the pursuit by Tenant of the judicial enforcement of the obligations of Landlord under this Lease, so long as the same does not seek to modify, surrender or terminate this Lease, or seek any abatement, deduction, deferment, reduction, or set-off against Rent hereunder.

39. **Extension Option.**

(a) Tenant shall have 2 consecutive options to extend the Term for five (5) years each (each, an "**Extension Term**") commencing upon the expiration of the immediately prior Term, provided that Tenant shall give Landlord written notice of Tenant's irrevocable exercise of such option at least twelve (12) months, but no more than fifteen (15) months, prior to the expiration of the immediately prior Term, and provided further that at both the time of the giving such notice and at the time of the commencement of the Extension Term: (a) the Lease is in full force and effect, (b) Tenant is not in default beyond any applicable cure period in the performance or observance of any of the terms and provisions of this Lease on the part of the Tenant to be performed or observed, and (c) Tenant has not assigned the Lease nor sublet more than 50% of the Premises (except for any Permitted Assignment). Prior to the exercise by Tenant of each option, the expression "Term" shall mean the original Term, and after the exercise by Tenant of each option, the expression "Term" shall mean the original Term as it has been extended by the Extension Term. All the terms, covenants, conditions, provisions and agreements in the Lease contained shall be applicable to each Extension Term, except that (x) the Base Rent shall be at the greater of the Market Rent or [redacted] of the Base Rent payable for the final month of the immediately preceding Term, and (y) in no event shall Tenant have the right to extend the Term for more than 2 Extension Terms. As used herein, "**Market Rate**" shall mean the then market rental rate as determined by Landlord, acting reasonably, and agreed to by Tenant. If Tenant has not agreed with Landlord's determination of the Market Rate and the rent escalations during such subsequent Extension Term after negotiating in good faith, Tenant may by written notice to Landlord not later than 180 days prior to the expiration of the Base Term of this Lease, or the expiration of any then effective Extension Term, elect arbitration as described in Section 39 (b) below. If Tenant does not elect such arbitration, Tenant shall be deemed to have waived any right to extend, or further extend, the Term of the Lease and all of the remaining Extension Rights shall terminate.

(b) **Arbitration.** Within 10 days of Tenant's notice to Landlord of its election to arbitrate Market Rate and escalations, each party shall deliver to the other a proposal containing the Market Rate and escalations that the submitting party believes to be correct ("**Extension Proposal**"). If either party fails to timely submit an Extension Proposal, the other party's submitted proposal shall determine the Base Rent and escalations for the Extension Term. If both parties submit Extension Proposals, then Landlord and Tenant shall meet within 7 days after delivery of the last Extension Proposal and make a good faith attempt to mutually appoint a single Arbitrator (and defined below) to determine the Market Rate and escalations. If Landlord and Tenant are unable to agree upon a single Arbitrator, then each shall, by written notice delivered to the other within 10 days after the meeting, select an Arbitrator. If either party fails to timely give notice of its selection for an Arbitrator, the other party's submitted proposal shall

determine the Base Rent for the Extension Term. The 2 Arbitrators so appointed shall, within 5 business days after their appointment, appoint a third Arbitrator. If the 2 Arbitrators so selected cannot agree on the selection of the third Arbitrator within the time above specified, then either party, on behalf of both parties, may request such appointment of such third Arbitrator by application to any state court of general jurisdiction in the jurisdiction in which the Premises are located, upon 10 days prior written notice to the other party of such intent.

The decision of the Arbitrator(s) shall be made within 30 days after the appointment of a single Arbitrator or the third Arbitrator, as applicable. The decision of the single Arbitrator shall be final and binding upon the parties. The average of the two closest Arbitrators in a three Arbitrator panel shall be final and binding upon the parties. Each party shall pay the fees and expenses of the Arbitrator appointed by or on behalf of such party and the fees and expenses of the third Arbitrator shall be borne equally by both parties. If the Market Rate and escalations are not determined by the first day of the Extension Term, then Tenant shall pay Landlord Base Rent in an amount equal to the Base Rent in effect immediately prior to the Extension Term and increased by the Rent Adjustment Percentage until such determination is made. After the determination of the Market Rate and escalations, the parties shall make any necessary adjustments to such payments made by Tenant. Landlord and Tenant shall then execute an amendment recognizing the Market Rate and escalations for the Extension Term.

An **"Arbitrator"** shall be any person appointed by or on behalf of either party or appointed pursuant to the provisions hereof and: (i) shall be (A) a member of the American Institute of Real Estate Appraisers with not less than 10 years of experience in the appraisal of improved office and high tech industrial real estate in the greater Vancouver metropolitan area, or (B) a licensed commercial real estate broker with not less than 15 years experience representing landlords and/or tenants in the leasing of high tech or life sciences space in the greater Vancouver metropolitan area, (ii) devoting substantially all of their time to professional appraisal or brokerage work, as applicable, at the time of appointment and (iii) be in all respects impartial and disinterested.

40. **Miscellaneous.**

(a) **Notices**. All notices or other communications between the parties shall be in writing and shall be deemed duly given upon delivery or refusal to accept delivery by the addressee thereof if delivered in person, or upon actual receipt if delivered by reputable overnight guaranty courier, addressed and sent to the parties at their addresses set forth above. Landlord and Tenant may from time to time by written notice to the other designate another address for receipt of future notices.

(b) **Joint and Several Liability**. If and when included within the term "Tenant," as used in this instrument, there is more than one person or entity, each shall be jointly and severally liable for the obligations of Tenant.

(c) **Registration**. The parties acknowledge and agree that this Lease shall not be registered against title to the Project, and Landlord is not required to deliver this Lease in registrable form. Notwithstanding the foregoing, Landlord consents to the registration of a short form of lease (the "Registered Lease") against title to the Project, provided the same does not disclose any of the financial terms of this Lease and is otherwise in a form and content satisfactory to Landlord, provided always that (a) all costs of preparing and registering such Registered Lease shall be for Tenant's account (including the cost of any plan required and any taxes or fees payable as a result of registration); (b) Tenant will forthwith execute any document

or instrument required by Landlord to subordinate such Registered Lease to any Mortgage as set out in Section 27 hereof; and (c) upon the expiration or earlier termination of this Lease, Tenant will at its sole cost and expense release and discharge such Registered Lease from title to the Project, such obligation to survive the expiration or earlier termination of this Lease. Tenant acknowledges that title to the Project may be held by a corporation acting as bare trustee for the benefit of Landlord and that such bare trustee will be identified as landlord in any Registered Lease.

(d) **Interpretation**. The normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Lease or any exhibits or amendments hereto. Words of any gender used in this Lease shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, unless the context otherwise requires. The captions inserted in this Lease are for convenience only and in no way define, limit or otherwise describe the scope or intent of this Lease, or any provision hereof, or in any way affect the interpretation of this Lease.

(e) **Not Binding Until Executed.** The submission by Landlord to Tenant of this Lease shall have no binding force or effect, shall not constitute an option for the leasing of the Premises, nor confer any right or impose any obligations upon either party until execution of this Lease by both parties.

(f) **Limitations on Interest.** It is expressly the intent of Landlord and Tenant at all times to comply with applicable law governing the maximum rate or amount of any interest payable on or in connection with this Lease. If applicable law is ever judicially interpreted so as to render usurious any interest called for under this Lease, or contracted for, charged, taken, reserved, or received with respect to this Lease, then it is Landlord's and Tenant's express intent that all excess amounts theretofore collected by Landlord be credited on the applicable obligation (or, if the obligation has been or would thereby be paid in full, refunded to Tenant), and the provisions of this Lease immediately shall be deemed reformed and the amounts thereafter collectible hereunder reduced, without the necessity of the execution of any new document, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder.

(g) **Choice of Law**. Construction and interpretation of this Lease shall be governed by the internal laws of the Province of British Columbia, excluding any principles of conflicts of laws.

(h) **Time**. Time is of the essence as to the performance of Tenant's obligations under this Lease.

(i) **Incorporation by Reference**. All exhibits and addenda attached hereto are hereby incorporated into this Lease and made a part hereof. If there is any conflict between such exhibits or addenda and the terms of this Lease, such exhibits or addenda shall control.

(j) **Hazardous Activities**. Notwithstanding any other provision of this Lease, Landlord, for itself and its employees, agents and contractors, reserves the right to refuse to perform any repairs or services in any portion of the Premises which, pursuant to Tenant's routine safety guidelines, practices or custom or prudent industry practices, require any form of protective clothing or equipment other than safety glasses. In any such case, Tenant shall contract with parties who are acceptable to Landlord, in Landlord's reasonable discretion, for all such repairs and services.

(k) **Financial Information.** During the Term, Tenant shall furnish Landlord with true and correct copies of its most recent unaudited quarterly financial statements not more than 60 days after the end of each calendar quarter and true and correct copies of its most recent audited annual financial statements not more than 120 days after the close of Tenant's fiscal year. Tenant shall also furnish Landlord, upon Landlord's request, with Tenant's most recent business plan, provided that Landlord shall treat such business plan as confidential. Tenant shall also furnish to Landlord any other financial information or summaries that Tenant typically provides to its shareholders or lenders.

(l) **Canadian Currency.** All financial amounts hereunder are in Canadian Dollars.

[Signatures on next page]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first above written.

LANDLORD:

ARE-BC NO. 2 HOLDINGS, INC.,
a British Columbia corporation

By: ______________________
Name: ______________________
Title: ______________________
JACKIE CLEM
ASSISTANT VICE PRESIDENT

TENANT:

RESPONSE BIOMEDICAL CORPORATION,
a British Columbia corporation

By: ______________________
Name: ______________________
Title: ______________________

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease as of the day and year first above written.

LANDLORD:

ARE-BC NO. 2 HOLDINGS, INC.,
a British Columbia corporation

By:____________________
Name:____________________
Title:____________________

TENANT:

RESPONSE BIOMEDICAL CORPORATION,
a British Columbia corporation

By: [signature]
Name: Duane A. Morris
Title: Chief Operating Officer

EXHIBIT A TO LEASE

DESCRIPTION OF PROJECT

Municipal Address:	1781 West 75th Avenue, Vancouver, BC
Legal Description:	PID: 004-264-100 Lot 2, Block 2 District Lot 317 Plan 20074 As to PID: 004-264-126 Lot 3 Block 2 District Lot 317 Plan 20074 As to PID: 004-264-231 Lot 4 Block 2 District Lot 317 Plan 20074

EXHIBIT B TO LEASE

TENANT'S PERSONAL PROPERTY

None

EXHIBIT C TO LEASE

WORK LETTER

THIS **WORK LETTER** (this "Work Letter") is incorporated into that certain Lease (the "Lease") dated as of April 24, 2007 by and between ARE-BC NO. 2 Holdings, Inc., a British Columbia corporation ("Landlord"), and Response Biomedical Corporation, a British Columbia corporation ("Tenant"). Any initially capitalized terms used but not defined herein shall have the meanings given them in the Lease.

1. **General Requirements.**

(a) **Tenant's Authorized Representative**. Tenant designates Duane Morris and Robert Pilz (either such individual acting alone, "Tenant's Representative") as the only persons authorized to act for Tenant pursuant to this Work Letter. Landlord shall not be obligated to respond to or act upon any request, approval, inquiry or other communication ("Communication") from or on behalf of Tenant in connection with this Work Letter unless such Communication is in writing from Tenant's Representative. Tenant may change either Tenant's Representative at any time upon not less than 5 business days advance written notice to Landlord.

(b) **Landlord's Authorized Representative.** Landlord designates Peter Moglia and Timothy McBride (either such individual acting alone, "Landlord's Representative") as the only persons authorized to act for Landlord pursuant to this Work Letter. Tenant shall not be obligated to respond to or act upon any request, approval, inquiry or other Communication from or on behalf of Landlord in connection with this Work Letter unless such Communication is in writing from Landlord's Representative. Landlord may change either Landlord's Representative at any time upon not less than 5 business days advance written notice to Tenant.

(c) **Architects, Consultants and Contractors**. Landlord and Tenant hereby acknowledge and agree that the architect (the "Tenant Architect") for the Tenant Work (as defined in Section 2(a) below), the general contractor and any subcontractors for the Tenant Work shall be selected by Tenant, subject to Landlord's approval, which approval shall not be unreasonably withheld, conditioned or delayed. Landlord shall be named a third party beneficiary of any contract entered into by Tenant with the Tenant Architect, any consultant, any contractor or any subcontractor, and of any warranty made by any contractor or any subcontractor.

2. **Tenant Work.**

(a) **Tenant Improvements and Base Building Work Defined**. As used herein, "Tenant Improvements" shall mean all improvements to the Premises desired by Tenant of a fixed and permanent nature, and "Base Building Work" shall mean the work described on **Exhibit C-1**. The Tenant Improvements and the Base Building Work are collectively referenced herein as the "Tenant Work." Other than funding the Tenant Allowance (as defined below) as provided herein, Landlord shall not have any obligation whatsoever with respect to the finishing of the Premises for Tenant's use and occupancy.

(b) **Tenant's Space Plans**. Tenant shall deliver to Landlord schematic drawings and outline specifications (the "Tenant Design Drawings") detailing Tenant's requirements for the Tenant Work. Not more than 10 business days thereafter, Landlord shall deliver to Tenant the reasonable written objections, questions or comments of Landlord and the Tenant Architect with

regard to the Tenant Design Drawings. Tenant shall cause the Tenant Design Drawings to be revised to address such written comments and shall resubmit said drawings to Landlord for approval. Such process shall continue until Landlord has approved the Tenant Design Drawings.

(c) **Working Drawings**. Not later than 15 business days following the approval of the Tenant Design Drawings by Landlord, Tenant shall cause the Tenant Architect to prepare and deliver to Landlord for review and comment construction plans, specifications and drawings for the Tenant Work ("Tenant Construction Drawings"), which Tenant Construction Drawings shall be prepared substantially in accordance with the Tenant Design Drawings. Tenant shall be solely responsible for ensuring that the Tenant Construction Drawings reflect Tenant's requirements for the Tenant Work. Landlord shall deliver its written comments on the Tenant Construction Drawings to Tenant not later than 10 business days after Landlord's receipt of the same; provided, however, that Landlord may not disapprove any matter that is consistent with the Tenant Design Drawings. Tenant and the Tenant Architect shall consider all such comments in good faith and shall, within 10 business days after receipt, notify Landlord how Tenant proposes to respond to such comments. Any disputes in connection with such comments shall be resolved in accordance with Section 2(d) hereof. Provided that the design reflected in the Tenant Construction Drawings is consistent with the Tenant Design Drawings, Landlord shall approve the Tenant Construction Drawings submitted by Tenant. Once approved by Landlord, subject to the provisions of Section 4 below, Tenant shall not materially modify the Tenant Construction Drawings except as may be reasonably required in connection with the issuance of the Building Permit (as defined in Section 3(a) below).

(d) **Approval and Completion**. If any dispute regarding the design of the Tenant Work is not settled within 10 business days after notice of such dispute is delivered by one party to the other, (x) Tenant may make the final decision regarding the design of the Tenant Improvements, provided (i) Tenant acts reasonably and such final decision is either consistent with or a compromise between Landlord's and Tenant's positions with respect to such dispute, (ii) that all costs and expenses resulting from any such decision by Tenant shall be payable out of the TI Fund (as defined in Section 5(d) below), and (iii) Tenant's decision will not affect the base Building, structural components of the Building or any Building systems (in which case Landlord shall make the final decision), and (y) Landlord shall make the final decision regarding the design of the Base Building Work. Any changes to the Tenant Construction Drawings following Landlord's and Tenant's approval of same requested by Tenant shall be processed as provided in Section 4 hereof.

3. **Performance of the Tenant Work.**

(a) **Commencement and Permitting of the Tenant Work**. Tenant shall commence construction of the Tenant Work and shall diligently prosecute the same to completion upon obtaining and delivering to Landlord a building permit (the "Building Permit") authorizing the construction of the Tenant Work consistent with the Tenant Construction Drawings approved by Landlord. The cost of obtaining the Building Permit shall be allocated between the allowance for the Tenant Improvements and the allowance for the Base Building Work in proportion to the respective cost of each portion of the Tenant Work. Landlord shall assist Tenant in obtaining the Building Permit. Prior to the commencement of the Tenant Work, Tenant shall deliver to Landlord a copy of any contract with Tenant's contractors (including the Tenant Architect), and certificates of insurance from any contractor performing any part of the Tenant Work evidencing industry standard commercial general liability, automotive liability, "builder's risk", and workers' compensation insurance. Tenant shall cause the general contractor to provide a certificate of

insurance naming Landlord, Alexandria Real Estate Equities, Inc., and Landlord's lender (if any) as additional insureds for the general contractor's liability coverages required above. Tenant shall also cause Tenant's Architect to deliver to Landlord and Tenant a certificate of insurance evidencing professional liability insurance in commercially reasonable amounts and coverages.

(b) **Selection of Materials, Etc.** Where more than one type of material or structure is indicated on the Tenant Construction Drawings approved by Tenant and Landlord, the option will be within Tenant's reasonable discretion if the matter concerns the Tenant Improvements, and within Landlord's sole and absolute subjective discretion if the matter concerns the structural components of the Building and Landlord's reasonable discretion if the matter concerns any Building system, or the Base Building Work.

(c) **Tenant Liability**. Tenant shall be responsible for correcting any deficiencies or defects in the Tenant Work.

(d) **Substantial Completion.** Tenant shall substantially complete or cause to be substantially completed the Tenant Work in a good and workmanlike manner, in accordance with the Building Permit subject, in each case, to Minor Variations and normal "punch list" items of a non-material nature which do not interfere with the use of the Premises ("Substantial Completion" or "Substantially Complete"). Upon Substantial Completion of the Tenant Work, Tenant shall require the Tenant Architect and the general contractor to execute and deliver, for the benefit of Tenant and Landlord, a Certificate of Substantial Completion in the form of the American Institute of Architects ("AIA") document G704. For purposes of this Work Letter, "Minor Variations" shall mean any modifications reasonably required: (i) to comply with all applicable Legal Requirements and/or to obtain or to comply with any required permit (including the Building Permit); (ii) to comport with good design, engineering, and construction practices which are not material; or (iii) to make reasonable adjustments for field deviations or conditions encountered during the construction of the Tenant Work.

4. **Changes**. Any changes requested by Tenant to the Tenant Work after the delivery and approval by Landlord of the Tenant Design Drawings, shall be requested and instituted in accordance with the provisions of this Section 4 and shall be subject to the written approval of Landlord, which approval shall not be unreasonably withheld, conditioned or delayed.

(a) **Tenant's Right to Request Changes.** If Tenant shall request changes ("Changes"), Tenant shall request such Changes by notifying Landlord in writing in substantially the same form as the AIA standard change order form (a "Change Request"), which Change Request shall detail the nature and extent of any such Change. Such Change Request must be signed by Tenant's Representative. Landlord shall review and approve or disapprove such Change Request within 10 business days thereafter, provided that Landlord's approval shall not be unreasonably withheld, conditioned or delayed.

(b) **Implementation of Changes**. If Landlord approves such Change and Tenant deposits with Landlord any Excess Tenant Costs (as defined in Section 5(d) below) required in connection with such Change, Tenant may cause the approved Change to be instituted. If any Building Permit modification or change is required as a result of such Change, Tenant shall promptly provide Landlord with a copy of such Building Permit modification or change.

5. **Costs**.

(a) **Budget For Tenant Work.** Before the commencement of construction of the Tenant Work, Tenant shall obtain a detailed breakdown, by trade, of the costs incurred or that will be incurred, in connection with the design and construction of the Tenant Work (the "Budget"), and deliver a copy of the Budget to Landlord for Landlord's approval, which shall not be unreasonably withheld or delayed. The Budget shall be based upon the Tenant Construction Drawings approved by Landlord and shall include a total payment to Landlord of administrative rent ("Administrative Rent") equal to 2% of the Tenant Costs (as hereinafter defined) for monitoring and inspecting the construction of the Tenant Work, which sum shall be payable from the Tenant Fund monthly on a percentage of completion basis, with the final payment thereof to be paid at Substantial Completion. Such Administrative Rent shall include, without limitation, all out-of-pocket costs, expenses and fees incurred by or on behalf of Landlord arising from, out of, or in connection with, such monitoring of the construction of the Tenant Work, and shall be payable out of the Tenant Fund. If the Budget is greater than the Tenant Allowance, Tenant shall deposit with Landlord the difference, in cash, prior to the commencement of construction of the Tenant Work, for disbursement by Landlord as described in Section 5(d).

(b) **Tenant Allowance; Determination of TI Rent and Shell Rent.**

(i) **Tenant Allowance.** Landlord shall provide to Tenant an allowance for the Tenant Improvement and for the Base Building Work (collectively, the "Tenant Allowance") as follows:

(A) a "Tenant Improvement Allowance" in the maximum amount of $8,000,000 Canadian (plus GST attributable thereto), which is included in the Base Rent set forth in the Lease ; and

(B) a "Base Building Allowance" in an amount up to $1,700,800.00 for the cost of the Base Building Work (plus GST attributable thereto), as determined by a bid process conducted by Tenant's general contractor, in which the general contractor shall use commercially reasonable efforts to obtain and provide to Landlord and Tenant at least 3 bids for all major subcontractors for the Base Building Work. Landlord shall approve the subcontractors for the Base Building Work. The Base Building Allowance shall include a contingency of 10%, the use of which shall be determined by Tenant with the approval of Landlord, acting reasonably.

The Tenant Allowance shall be disbursed in accordance with this Work Letter. Tenant shall have no right to the use or benefit (including any reduction to Base Rent) of any portion of the Tenant Allowance not required for the construction of (i) the Tenant Work described in the Tenant Construction Drawings approved pursuant to Section 2(d) or (ii) any Changes pursuant to Section 4. Tenant shall have no right to any portion of the Tenant Allowance that is not disbursed before the last day of the month that is 18 months after the Commencement Date.

(ii) **Determination of TI Rent and Shell Rent**. Pursuant to the provisions of Section 5 below, Landlord and Tenant shall agree upon the Budget for the Tenant Work. At that time, Landlord shall confirm the amount of the Tenant Improvement Allowance and Base Building Allowance to be advanced under the provisions of this Work Letter. Landlord also shall advise Tenant as to the costs incurred by Landlord for its acquisition and leasing of the Project, including the purchase price for the Project, and acquisition and leasing costs and expenses (collectively, "Landlord's Acquisition and Leasing Costs"). The component of Base Rent defined as "TI Rent" shall be an annual amount (payable monthly in accordance with Section 3(a) of the Lease) that shall amortize the disbursed portion of the Tenant Improvement Allowance over the

initial Term of the Lease at an annual interest rate of [redacted] %, compounded monthly. For example, $8,000,000 Canadian is advanced (without consideration of GST), the annual TI Rent would be [redacted] per square foot Canadian. The component of Base Rent defined as "Shell Rent" shall be an annual amount (payable monthly in accordance with Section 3(a) of the Lease) equal to [redacted] of the sum of (x) Landlord's Acquisition and Leasing Costs, and (y) the Base Building Allowance to be advanced under this Work Letter.

(c) **Costs Ineluctable In Tenant Fund**. The Tenant Fund shall be used solely for the payment of design, permits and construction costs in connection with the construction of the Tenant Work, including, without limitation, the cost of electrical power and other utilities used in connection with the construction of the Tenant Work, the cost of preparing the Tenant Design Drawings and the Tenant Construction Drawings, all costs set forth in the Budget, including Landlord's Administrative Rent, and the cost of Changes (collectively, "Tenant Costs"). Notwithstanding anything to the contrary contained herein, the Tenant Fund shall not be used to purchase any furniture, personal property or other non-Building system materials or equipment, including, but not be limited to, Tenant's voice or data cabling, non-ducted biological safety cabinets and other scientific equipment not incorporated into the Tenant Improvements.

(d) **Excess Tenant Costs**. Landlord shall have no obligation to bear any portion of the cost of any of the Tenant Work except to the extent of the Tenant Allowance. If at any time and from time-to-time, the remaining Tenant Costs under the Budget exceed the remaining unexpended Tenant Allowance, Tenant shall deposit with Landlord, as a condition precedent to Landlord's obligation to complete the Tenant Work, 100% of the then current Tenant Cost in excess of the remaining Tenant Allowance ("Excess Tenant Costs"). If Tenant fails to deposit, or is late in depositing any Excess Tenant Costs with Landlord, Landlord shall have all of the rights and remedies set forth in the Lease for nonpayment of Rent (including, but not limited to, the right to interest at the Default Rate and the right to assess a late charge). For purposes of any litigation instituted with regard to such amounts, those amounts will be deemed Rent under the Lease. The Tenant Allowance and Excess Tenant Costs is herein referred to as the "Tenant Fund." Funds deposited by Tenant shall be the first thereafter disbursed to pay Tenant Costs. Notwithstanding anything to the contrary set forth in this Section 5(d), Tenant shall be fully and solely liable for Tenant Costs and the cost of Minor Variations in excess of the Tenant Allowance. If upon Substantial Completion of the Tenant Work and the payment of all sums due in connection therewith there remains any undisbursed portion of the Tenant Fund, Tenant shall be entitled to such undisbursed Tenant Fund solely to the extent of any Excess Tenant Costs deposit Tenant has actually made with Landlord.

(e) **Payment for Tenant Costs**. During the course of design and construction of the Tenant Work, Landlord shall pay Tenant Costs once a month against a draw request in Landlord's standard form, containing such certifications, lien waivers (including a conditional lien release for each progress payment and unconditional lien releases for the prior month's progress payments), inspection reports and other matters as Landlord customarily obtains, to the extent of Landlord's approval thereof for payment, no later than 30 days following receipt of such draw request. Upon completion of the Tenant Work (and prior to any final disbursement of the Tenant Fund), Tenant shall deliver to Landlord: (i) sworn statements setting forth the names of all contractors and first tier subcontractors who did the work and final, unconditional lien waivers from all such contractors and first tier subcontractors; (ii) as-built plans (one copy in print format and two copies in electronic CAD format) for such Tenant Work; (iii) a certification of substantial completion in Form AIA G704, (iv) a certificate of occupancy for the Premises; and (v) copies of all operation and maintenance manuals and warranties affecting the Premises.

6. **Miscellaneous.**

(a) Consents. Whenever consent or approval of either party is required under this Work Letter, that party shall not unreasonably withhold, condition or delay such consent or approval, except as may be expressly set forth herein to the contrary.

(b) **Modification**. No modification, waiver or amendment of this Work Letter or of any of its conditions or provisions shall be binding upon Landlord or Tenant unless in writing signed by Landlord and Tenant.

(c) **Counterparts.** This Work Letter may be executed in any number of counterparts but all counterparts taken together shall constitute a single document.

(d) **Governing Law.** This Work Letter shall be governed by, construed and enforced in accordance with the internal laws of the Province of British Columbia, without regard to choice of law principles of such Province.

(e) **Time of the Essence.** Time is of the essence of this Work Letter and of each and all provisions thereof.

(f) **Default.** Notwithstanding anything set forth herein or in the Lease to the contrary, Landlord shall not have any obligation to perform any work hereunder or to fund any portion of the TI Fund during any period Tenant is in Default under the Lease.

(g) **Severability.** If any term or provision of this Work Letter is declared invalid or unenforceable, the remainder of this Work Letter shall not be affected by such determination and shall continue to be valid and enforceable.

(h) **Merger**. All understandings and agreements, oral or written, heretofore made between the parties hereto and relating to Tenant's Work are merged in this Work Letter, which alone (but inclusive of provisions of the Lease incorporated herein and the final approved constructions drawings and specifications prepared pursuant hereto) fully and completely expresses the agreement between Landlord and Tenant with regard to the matters set forth in this Work Letter.

(i) **Entire Agreement.** This Work Letter is made as a part of and pursuant to the Lease and, together with the Lease, constitutes the entire agreement of the parties with respect to the subject matter hereof. This Work Letter is subject to all of the terms and limitation set forth in the Lease, and neither party shall have any rights or remedies under this Work Letter separate and apart from their respective remedies pursuant to the Lease.

[Signatures on next page]

IN WITNESS WHEREOF, Landlord and Tenant have executed this Work Letter to be effective on the date first above written.

TENANT: **RESPONSE BIOMEDICAL CORPORATION,**
a British Columbia corporation

By: [signature]
Name: Duane A. Morris
Title: Chief operating Officer.

LANDLORD: **ARE-BC NO. 2 HOLDINGS, INC.,**
a British Columbia corporation

By:____________________
Name:____________________
Title:____________________

IN WITNESS WHEREOF, Landlord and Tenant have executed this Work Letter to be effective on the date first above written.

TENANT: RESPONSE BIOMEDICAL CORPORATION,
a British Columbia corporation

By:________________________
Name:______________________
Title:_______________________

LANDLORD: ARE-BC NO. 2 HOLDINGS, INC.,
a British Columbia corporation

By:________________________
Name:______________________
Title:_______________________

JACKIE CLEM
ASSISTANT VICE PRESIDENT

EXHIBIT C-1
TO WORK LETTER

Base Building Work

Roof Replacement
HVAC Repair/Replacement
Exterior Repairs
Landscaping Repairs

EXHIBIT D

ACKNOWLEDGMENT OF COMMENCEMENT DATE

This **ACKNOWLEDGMENT OF COMMENCEMENT DATE** is made as of this ____ day of ________________, ____________________, between ARE-BC NO. 2 Holdings, Inc., a British Columbia corporation ("**Landlord**"), and Response Biomedical Corporation, a British Columbia corporation ("**Tenant**"), and is attached to and made a part of the Lease dated as of ____________, 2007 (the "**Lease**"), by and between Landlord and Tenant. Any initially capitalized terms used but not defined herein shall have the meanings given them in the Lease.

Landlord and Tenant hereby acknowledge and agree, for all purposes of the Lease, that the Commencement Date of the Base Term of the Lease is ____________, 2007, the "Rent Commencement Date" for Base Rent is ____________, 2007 and the expiration date of the Base Term of the Lease shall be midnight on ____________, 2022. In case of a conflict between the terms of the Lease and the terms of this Acknowledgement of Commencement Date, this Acknowledgement of Commencement Date shall control for all purposes.

Landlord and Tenant further acknowledge and agree that, as of the Rent Commencement Date, "Base Rent" shall be $__________ annually, comprised of $_________ of "Shell Rent" and $_____ of "TI Rent".

IN WITNESS WHEREOF, Landlord and Tenant have executed this ACKNOWLEDGMENT OF COMMENCEMENT DATE to be effective on the date first above written.

TENANT: RESPONSE BIOMEDICAL CORPORATION, a British Columbia corporation

By:_______________________________
Name:_____________________________
Title:______________________________

LANDLORD: ARE-BC NO. 2 HOLDINGS, INC., a British Columbia corporation

By:_______________________________
Name:_____________________________
Title:______________________________

EXHIBIT E

Rules and Regulations

1. The sidewalk, entries, and driveways of the Project shall not be obstructed by Tenant, or any Tenant Party, or used by them for any purpose other than ingress and egress to and from the Premises.

2. Tenant shall not place any objects that are prohibited by City by-law or other governmental authority in the parking areas, landscaped areas or other areas outside of its Premises, or on the roof of the Project.

3. Tenant shall not disturb the occupants of the Project or adjoining buildings by the use of any radio or musical instrument or by the making of loud or improper noises.

4. Tenant shall not install or operate any steam or gas engine or boiler, or other mechanical apparatus in the Premises, except as specifically approved in the Lease. The use of oil, gas or inflammable liquids for heating, lighting or any other purpose is expressly prohibited. Explosives or other articles deemed extra hazardous shall not be brought into the Project.

5. Parking any type of recreational vehicles is specifically prohibited on or about the Project. Except for the overnight parking of operative vehicles, no vehicle of any type shall be stored in the parking areas at any time. In the event that a vehicle is disabled, it shall be removed within 48 hours. There shall be no "For Sale" or other advertising signs on or about any parked vehicle. All vehicles shall be parked in the designated parking areas in conformity with all signs and other markings. All parking will be open parking, and no reserved parking, numbering or lettering of individual spaces will be permitted except as specified by Landlord.

6. Tenant shall maintain the Premises free from rodents, insects and other pests.

7. Landlord reserves the right to exclude or expel from the Project any person who, in the judgment of Landlord, is intoxicated or under the influence of liquor or drugs or who shall in any manner do any act in violation of the Rules and Regulations of the Project.

8. Tenant shall not cause any unnecessary labor by reason of Tenant's carelessness or indifference in the preservation of good order and cleanliness. Landlord shall not be responsible to Tenant for any loss of property on the Premises, however occurring, or for any damage done to the effects of Tenant by the janitors or any other employee or person.

9. Tenant shall give Landlord prompt notice of any defects in the water, lawn sprinkler, sewage, gas pipes, electrical lights and fixtures, heating apparatus, or any other service equipment affecting the Premises.

10. Tenant shall not permit storage outside the Premises, including without limitation, outside storage of trucks and other vehicles, or dumping of waste or refuse or permit any harmful materials to be placed in any drainage system or sanitary system in or about the Premises.

11. All moveable trash receptacles provided by the trash disposal firm for the Premises must be kept in the trash enclosure areas, if any, provided for that purpose.

12. No auction, public or private, will be permitted on the Premises or the Project.

13. No awnings shall be placed over the windows in the Premises except with the prior written consent of Landlord.

14. The Premises shall not be used for lodging, sleeping or cooking or for any immoral or illegal purposes or for any purpose other than that specified in the Lease. No gaming devices shall be operated in the Premises.

15. Tenant assumes full responsibility for protecting the Premises from theft, robbery and pilferage.

16. Tenant shall not install or operate on the Premises any machinery or mechanical devices of a nature not directly related to Tenant's ordinary use of the Premises and shall keep all such machinery free of vibration, noise and air waves which may be transmitted beyond the Premises.

ACKNOWLEDGMENT OF COMMENCEMENT DATE

This **ACKNOWLEDGMENT OF COMMENCEMENT DATE** is made as of the 18th day of May, 2007 between ARE-BC NO. 2 Trust, a common law Delaware trust, successor to ARE-BC No. 2 Holdings, Inc. pursuant to an Assignment and Assumption of Lease dated as of May 17, 2007 ("**Landlord**"), and Response Biomedical Corporation, a British Columbia corporation ("**Tenant**"), and is attached to and made a part of the Lease dated as of April 24, 2007 (the "**Lease**"), by and between Landlord and Tenant. Any initially capitalized terms used but not defined herein shall have the meanings given them in the Lease.

Landlord and Tenant hereby acknowledge and agree, for all purposes of the Lease, that the Commencement Date of the Base Term of the Lease is May 18, 2007, the "Rent Commencement Date" for Base Rent is February 1, 2008 and the expiration date of the Base Term of the Lease shall be midnight on January 31, 2023. In case of a conflict between the terms of the Lease and the terms of this Acknowledgement of Commencement Date, this Acknowledgement of Commencement Date shall control for all purposes.

Landlord and Tenant hereby confirm their agreement to enter into an AMENDED AND RESTATED ACKNOWLEDGMENT OF COMMENCEMENT DATE prior to the Rent Commencement Date, which confirms the amount of "Base Rent" payable annually under the Lease, and the amounts of "Shell Rent" and "TI Rent" included therein.

Notwithstanding anything contained herein to the contrary, it is expressly understood and agreed by the parties hereto that this ACKNOWLEDGMENT OF COMMENCEMENT DATE is executed and delivered by Wilmington Trust Company, not individually or personally but solely as trustee of the Landlord, in the exercise of the powers and authority conferred and vested in it under the trust agreement which established Landlord, and accordingly, shall incur no personal liability in connection herewith or the transactions contemplated hereby.

IN WITNESS WHEREOF, Landlord and Tenant have executed this ACKNOWLEDGMENT OF COMMENCEMENT DATE to be effective on the date first above written.

TENANT: RESPONSE BIOMEDICAL CORPORATION,
a British Columbia corporation

By:________________________
Name:______________________
Title:_______________________

LANDLORD: ARE-BC NO. 2 TRUST,
a common law Delaware trust
By: WILMINGTON TRUST COMPANY, not in its individual capacity but solely as Trustee of ARE-BC No. 2 TRUST

By: [signature]
Name: Erwin M. Soriano
Title: Assistant Vice President

ACKNOWLEDGMENT OF COMMENCEMENT DATE

This **ACKNOWLEDGMENT OF COMMENCEMENT DATE** is made as of the 18th day of May, 2007 between ARE-BC NO. 2 Trust, a common law Delaware trust, successor to ARE-BC No. 2 Holdings, Inc. pursuant to an Assignment and Assumption of Lease dated as of May 17, 2007 ("**Landlord**"), and Response Biomedical Corporation, a British Columbia corporation ("**Tenant**"), and is attached to and made a part of the Lease dated as of April 24, 2007 (the "**Lease**"), by and between Landlord and Tenant. Any initially capitalized terms used but not defined herein shall have the meanings given them in the Lease.

Landlord and Tenant hereby acknowledge and agree, for all purposes of the Lease, that the Commencement Date of the Base Term of the Lease is May 18, 2007, the "Rent Commencement Date" for Base Rent is February 1, 2008 and the expiration date of the Base Term of the Lease shall be midnight on January 31, 2023. In case of a conflict between the terms of the Lease and the terms of this Acknowledgement of Commencement Date, this Acknowledgement of Commencement Date shall control for all purposes.

Landlord and Tenant hereby confirm their agreement to enter into an AMENDED AND RESTATED ACKNOWLEDGMENT OF COMMENCEMENT DATE prior to the Rent Commencement Date, which confirms the amount of "Base Rent" payable annually under the Lease, and the amounts of "Shell Rent" and "TI Rent" included therein.

Notwithstanding anything contained herein to the contrary, it is expressly understood and agreed by the parties hereto that this ACKNOWLEDGMENT OF COMMENCEMENT DATE is executed and delivered by Wilmington Trust Company, not individually or personally but solely as trustee of the Landlord, in the exercise of the powers and authority conferred and vested in it under the trust agreement which established Landlord, and accordingly, shall incur no personal liability in connection herewith or the transactions contemplated hereby.

IN WITNESS WHEREOF, Landlord and Tenant have executed this ACKNOWLEDGMENT OF COMMENCEMENT DATE to be effective on the date first above written.

TENANT: RESPONSE BIOMEDICAL CORPORATION,
a British Columbia corporation

By: *[signature]*
Name: Duane Morris
Title: Chief Operating Officer

LANDLORD: ARE-BC NO. 2 TRUST,
a common law Delaware trust
By: WILMINGTON TRUST COMPANY, not in its individual capacity but solely as Trustee of ARE-BC No. 2 TRUST

By:____________________
Name:____________________
Title:____________________

FIRST AMENDMENT TO LEASE

This First Amendment (the "**First Amendment**") to Lease is made as of May 18, 2007, by and between **ARE-BC NO. 2 TRUST, a common law Delaware trust**, having an address at 385 E. Colorado Boulevard, Suite 299, Pasadena, California 91101 ("**Landlord**"), and **RESPONSE BIOMEDICAL CORPORATION, a British Columbia corporation**, having an address at 1781 West 75th Avenue, Vancouver, British Columbia ("**Tenant**").

RECITALS

A. Landlord and Tenant have entered into that certain Lease (the "**Lease**") dated as of April 24, 2007, as affected by an Acknowledgment of Commencement Date dated as of May 18, 2007 (the "**Lease**"), wherein Landlord leased to Tenant certain premises (the "**Premises**") located at 1781 West 75th Avenue, Vancouver, British Columbia more particularly described in the Lease.

B. Landlord and Tenant desire to amend the Lease to adjust the Security Deposit thereunder, on the terms set forth below.

AGREEMENT

Now, therefore, the parties hereto agree that the Lease is amended as follows:

1. **Security Deposit.** The Security Deposit shall be comprised of (a) the sum of $870,610.37 Canadian in the form of a Letter of Credit in accordance with Section 6 of the Lease, receipt of which Landlord hereby acknowledges, and (b) the sum of $145,101.73 Canadian in cash paid by Tenant to Landlord simultaneously herewith. The portion of the Security Deposit paid pursuant to clause (b) shall be applied by Landlord to the first month of Base Rent when due on the Rent Commencement Date.

2. **Rent**. Section 3(a) of the Lease is hereby amended by deleting from the first line thereof the phrase: "first month's Base Rent and the".

3. **Miscellaneous**.

(a) This First Amendment is the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous oral and written agreements and discussions. This First Amendment may be amended only by an agreement in writing, signed by the parties hereto.

(b) This First Amendment is binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and assigns.

(c) This First Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument. The signature page of any counterpart may be detached therefrom without impairing the legal effect of the signature(s) thereon provided such signature page is attached to any other counterpart identical thereto except having additional signature pages executed by other parties to this First Amendment attached thereto.

(d) Landlord and Tenant each represent and warrant that it has not dealt with any

broker, agent or other person (collectively "**Broker**") in connection with this transaction, and that no Broker brought about this transaction. Landlord and Tenant each hereby agree to indemnify and hold the other harmless from and against any claims by any Broker claiming a commission or other form of compensation by virtue of having dealt with Tenant or Landlord, as applicable, with regard to this leasing transaction.

(e) Except as amended and/or modified by this First Amendment, the Lease is hereby ratified and confirmed and all other terms of the Lease shall remain in full force and effect, unaltered and unchanged by this First Amendment. In the event of any conflict between the provisions of this First Amendment and the provisions of the Lease, the provisions of this First Amendment shall prevail. Whether or not specifically amended by this First Amendment, all of the terms and provisions of the Lease are hereby amended to the extent necessary to give effect to the purpose and intent of this First Amendment.

(f) Notwithstanding anything contained herein to the contrary, it is expressly understood and agreed by the parties hereto that this First Amendment is executed and delivered by Wilmington Trust Company, not individually or personally but solely as trustee of the Landlord, in the exercise of the powers and authority conferred and vested in it under the trust agreement which established Landlord, and accordingly, shall incur no personal liability in connection herewith or the transactions contemplated hereby.

(Signatures on Next Page)

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment as of the day and year first above written.

TENANT: RESPONSE BIOMEDICAL CORPORATION,
a British Columbia corporation

By:______________________________
Name:____________________________
Title:_____________________________

LANDLORD: ARE-BC NO. 2 TRUST,
a common law Delaware trust
By: WILMINGTON TRUST COMPANY, not in its individual capacity but solely as Trustee of ARE-BC No. 2 TRUST

By:______________________________
Name:____________________________
Title:_____________________________

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment as of the day and year first above written.

TENANT: RESPONSE BIOMEDICAL CORPORATION,
a British Columbia corporation

By: ______________________
Name: ROBERT DICK
Title: CFO

LANDLORD: ARE-BC NO. 2 TRUST,
a common law Delaware trust
By: WILMINGTON TRUST COMPANY, not in its individual capacity but solely as Trustee of ARE-BC No. 2 TRUST

By: ______________________
Name: ______________________
Title: ______________________